f8

05013395

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Q-Cells ~~BE~~ AG

*CURRENT ADDRESS Guardianstraße 16
06766 Thalheim
Germany

**FORMER NAME

PROCESSED
DEC 2 0 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34938 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: CRS

DAT : 12/20/05

ANNUAL REPORT 2004

82-34938

AR/S
12-31-04

Q.CELLS

Q-CELLS HAS SET ITSELF A CLEAR GOAL: WE WANT TO DEVELOP SOLAR POWER TECHNOLOGICALLY AND ECONOMICALLY AS QUICKLY AS POSSIBLE TO SUCH AN EXTENT THAT IT IS AN IMPORTANT SOURCE OF ENERGY IN THE FUTURE THROUGHOUT THE WORLD.

WE HAVE SPECIALIZED AND FOCUSED ON THE DEVELOPMENT, PRODUCTION, AND MARKETING OF HIGH-QUALITY SOLAR CELLS. AND WE ARE NOT ONLY THE LEADING MANUFACTURER OF SOLAR CELLS IN THE EUROPEAN MARKET BUT ALSO A GLOBAL LEADER IN TECHNOLOGY AND INNOVATION.

tart on the construction f Plant I with a production apacity of 12 MWp in nuary

ell production commences Plant I with the poly- rystalline Q5

2001

Break-even point achieved in March, only eight months after production started

Introduction of the polycrystalline Q6 cell

Expansion in nominal capacity to 22 MWp

2002

Introduction of the first monocrystalline Q6M cell

Construction of Plant II; nominal capacity up to 63 MWp

2003

Introduction of the Q6L cell to the market

Plant III goes into production in June, only six months after the foundation stone was laid. Nominal capacity up to 170 MWp. Investment in CSG Solar AG in the thin film technology business.

2004

Introduction of the Q8 cell to the market

Commissioning of Plant IV in April 2005. Start of the EverQ joint venture using string ribbon technology.

2005

THE ENVIRONMENTALLY FRIENDLY AND ECONOMICAL SUPPLY OF ENERGY IS ONE OF THE MAJOR CHALLENGES OF THE FUTURE. THE SUN IS ONE OF THE FEW SOURCES OF ENERGY THAT IS VIRTUALLY INEXHAUSTIBLE AND AVAILABLE EVERYWHERE.

MILESTONES

Formation of Q-Cells AG at the end of 1999

1999

FINANCIAL HIGHLIGHTS (IFRS)

		2004	2003	2002
Income				
Revenues	€, millions	128.7	48.8	17.3
EBITDA	€, millions	24.8	8.5	2.4
EBIT	€, millions	19.6	5.3	0.9
Earnings before taxes	€, millions	18.3	4.3	0.1
Net income for the year	€, millions	12.4	3.0	0.2
Assets				
Non-current assets	€, millions	68.1	27.3	16.3
Current assets	€, millions	45.4	25.3	10.3
Total assets	€, millions	113.5	52.6	26.6
Shareholders' equity	€, millions	35.1	10.3	0.8
Equity ratio	%	30.9	19.6	3.0
Financial condition				
Operating cash flow	€, millions	6.4	0.6	−2.2
Investments	€, millions	46.4	15.1	7.0
Depreciation/Amortization	€, millions	5.2	3.2	1.5
Production				
Nominal capacity*	MWp	170	63	22
Production capacity*	MWp	136	50	17
Actual production	MWp	75.9	27.7	9.3
Number of cells produced	millions of units	22.15	8.94	3.65
Employees on December 31	Number	484	207	82

* at the end of the respective reporting period

WE INTEND TO GROW RAPIDLY IN THE FUTURE TOO: WE ARE STRIVING TO EXPAND OUR PRODUCTION CAPACITY RAPIDLY, STEADILY DEVELOP OUR WELL-PROVEN TECHNOLOGY, INVEST IN THE KEY TECHNOLOGIES OF THE FUTURE, AND CONTINUOUSLY REDUCE THE COSTS OF PHOTOVOLTAICS.

OUR INTENTION IS TO MAKE A SUBSTANTIAL CONTRIBUTION TO IMPROVING THE ENVIRONMENT AND MANKIND'S QUALITY OF LIFE.

WE GROW WITH LIGHT. Q.CELLS





BOARD OF DIRECTORS



THOMAS SCHMIDT *COO (47)*

After a technical apprenticeship at Siemens, Schmidt worked at the Heinrich Hertz Institute, the Fraunhofer Institute for news technology in Berlin. In 1985 he set up Ultra Tube GmbH, where he was Technical Managing Director. In 1996 he moved to Dräger Tescom GmbH as Sales and Marketing Manager, and in 2001 became General Manager at Kinetics Germany GmbH. Since October 2003 he has been at Q-Cells, where he was appointed to the Board in April 2004 with responsibility for Production, Supply Chain Management, Quality Management and Safety/Technical Services.



ANTON MILNER *cofounder and CEO (44)*

This British-born engineering graduate (Chem. Eng)/MBA has been on the Board of Q-Cells AG since 2000. After college he first worked at Royal Dutch/Shell, where he was involved in oil trading, risk management, gas trading and business analyses, before moving to management consultants, McKinsey & Co., in 1993, initially as a Senior Consultant and later as Senior Engagement Manager. His Board responsibilities comprise Strategy/Investments, Business Development, Marketing & Sales, Wafer Purchasing and Public Relations.



REINER LEMOINE *cofounder and CTO (55)*

Q-Cells is now this engineering graduate's (Aeronautical Eng.) third successful start-up in the solar industry: together with colleagues of his, he set up Wuseltronik GbR in Berlin in 1978, a company specializing in wind and solar electronics; there then followed Solon AG in 1996, where Lemoine was the Board Member responsible for Production and Technology. He is responsible at Q-Cells for R&D Strategy, Technological Development, Continuous Improvement and Optimization of Processes and Scientific Projects.



DR. RER. POL. HARTMUT SCHÜNING *CFO (46)*

After graduating in Business Studies, Schüning started work on the auditing and advisory side at PricewaterhouseCoopers AG, initially as auditor and later as Senior auditor. In 1997 he was appointed as CFO at tecis Holding AG, where he prepared the company for its successful IPO in 1998. In January 2003 he moved to edding AG as CFO. Since October 2004 he has been on the Board at Q-Cells with responsibility for Finance, Investor Relations, Personnel, IT and Legal Affairs.

Dear Partners and Friends,

The history of growth at Q-Cells has been unique: formed less than six years ago at the end of 1999, located in a structurally weak region of eastern Germany, started with its first plant in mid-2001, and equipped with a clear vision and a lot of concrete ideas. Four founders came together to jointly build up a highly modern and independent company developing and producing high-quality and highly efficient solar cells. For a dream to become reality: solar energy has to be economical and one of the major sources of energy in the world.

We are already well on our way. We produced the first cells in July 2001, and Q-Cells is now one of the largest independent producers of solar cells in the world. We broke even after only eight months in our first plant in March 2002. Last year we more than doubled sales compared to the previous year to € 128.7 million (+164%). And we quadrupled our profit for the year compared to the previous year to € 12.4 million. Our Q-Cells employees, numbering more than 689 (as at June 30, 2005), now produce the highly efficient cells out of silicon wafers for solar modules at four plants around the clock.



FOREWORD BY THE BOARD OF DIRECTORS

We consider the outlook for our market to be good: as there is ever less oil, and climate protection becomes ever more urgent, we believe renewable sources of energy will gain in importance for the future supply of energy. Overall, photovoltaic production of solar cells increased last year by more than 60% to 1.2 (0.75) gigawatts. Increasing environmental awareness, international agreements such as the Kyoto Protocol, the EU Directive on the Promotion of Electricity Produced from Renewable Energy Sources, as well as new laws and proposals for new laws in many countries around the world, will, as we believe, give a boost to the demand for renewable energy sources in the medium to long term.

In Germany, the Renewable Energy Act (Erneuerbare Energien Gesetz, "EEG") has generated a booming demand in the German solar industry with high rates of growth. Germany last year became the world's largest market with 100,000 photovoltaic systems, outstripping Japan as market leader. The EEG gave a boost to investments in photovoltaics: more than 20,000 jobs were created in this area alone in recent years. Thanks to the success of the EEG, Germany now has a chance to become technological and market leader in this high-tech industry of the future over the next few years with sustainable, long-term and high growth potential.

We consider photovoltaics to have a great long-term potential: solar energy is available virtually everywhere and, through the likely technological advances, has the potential to become ever simpler, more economical and user-friendly. Factors favoring solar energy are in particular its environmental friendliness (no additional global warming and no pollutant emissions) and virtually unlimited availability.

To take advantage of these market opportunities, we are going to reinforce our position as one of the industry's technological leaders. With the development of the Q6 mono, the Q6 poly, the Q6L, and the Q8 cells, Q-Cells is one of the industry's drivers of innovation. With a current figure of 39 of our own scientists and researchers, various holdings and cooperative ventures with suppliers, customers and machinery construction companies, as well as with leading research institutes, in the field of research and development, Q-Cells is striving to expand its leading technological position amongst the manufacturers of solar cells.

Our goal is to continuously lower costs by optimizing production processes and developing more future-oriented technologies, and to strengthen our market position. That is why we expanded our investments in more technologies with experienced partners in joint ventures in the first few months of 2005.

- We started on the construction of a plant with a nominal 25-MW capacity with the thin film technology company CSG Solar AG.
- Under the terms of the EverQ GmbH joint venture, the construction of an integrated wafer/cell/module plant with an annual production capacity of 30 MW has been started. The string ribbon technology applied there saves on silicon and is more cost efficient than the technologies applied to date.

With these investments we are purposefully supplementing our core business.

Investing for the future: we are investing in the further expansion of our business, especially in expanding capacity as well as technology, research and development. To give a push to the onward expansion, we are planning an IPO.

In the first few months of 2005, Q-Cells succeeded in raising its production and volume of sales on target. Customer demand once more far exceeds our production volume in 2005. The first cells in our new Plant IV were produced as early as April 2005.

Q-Cells is a slim, focused and dynamic organization based on know-how and skills. With our rapid expansion in production capacity, emphasis on research and development, both in our core products as well as in additional technologies, and concentration on steady improvements to products, as well as cost-cutting and improvements in productivity, Q-Cells significantly reinforced its basis for further growth last year, and is well-equipped for the future.

We would like to express our gratitude to all our employees for their high level of commitment, without which none of these successes would have been possible. They have not only done an excellent job in coping with their work but also integrated the high level of new employees required as a result of our high rate of growth rapidly and smoothly. At the same time, we should like to thank our customers and business partners for their excellent close and partner-like cooperation. Special thanks go too to the authorities in Thalheim, Bitterfeld and Saxony-Anhalt, without whose flexibility and speed the growth of the last few years would not have been possible.

ANTON MILNER
CEO

REINER LEMOINE
CTO

THOMAS SCHMIDT
COO

DR. RER. POL. HARTMUT SCHÜNING
CFO

FOR MAXIMUM PERFORMANCE AND INNOVATION

WE WANT TO MAKE A MEANINGFUL CONTRIBUTION TO THE ECONOMIC DEVELOPMENT AND THE INDUSTRIAL APPLICATION OF PHOTOVOLTAIC ENERGY SOURCES.


68L

IN THE BEGINNING WAS OUR CONVICTION... AND THE WILL TO MAKE A MATERIAL CONTRIBUTION TO IMPROVE THE PROTECTION OF THE ENVIRONMENT AND THE QUALITY OF HUMAN LIFE. TO ACHIEVE THIS, WE WANT TO TAKE ADVANTAGE OF THE TECHNOLOGICAL AND ECONOMIC POTENTIAL OF A RENEWABLE ENERGY SOURCE – SOLAR ENERGY.



Q-Cells AG produces high-quality solar cells in four plants 360 days a year, 24 hours a day. And of course we ourselves generate solar power as well.

Q-STRATEGY

WE WANT TO MAKE PHOTOVOLTAICS TECHNOLOGICALLY AND ECONOMICALLY COMPETITIVE AS QUICKLY AS POSSIBLE.

WORLDWIDE PROMOTION OF RENEWABLE ENERGY SOURCES

Worldwide energy consumption to date is to a large extent being covered by fossil fuels (coal, oil and gas). Other energy sources include nuclear power, which is highly controversial in many countries, and so-called renewable energy sources (solar energy, biomass, geothermal, hydropower and wind energy). Renewable energies have experienced considerable growth in recent years, in particular as a result of politically motivated government incentives, and it is generally believed that this growth will continue.

The reasons for the political incentives of renewable energies are:

- the finite nature of fossil fuel reserves and the associated increase in prices expected over the long term,
- the efforts by countries that possess few natural resources to reduce their dependency on imports of such resources in order to secure their energy supply,
- the impending environmental risks resulting from the use of fossil fuels for the generation of energy and the resulting CO_2-emissions, that, due to the "greenhouse effect" are frequently considered the cause of imminent climate change, as well as the impending environmental risks resulting from the operation of nuclear power plants,
- the fast increasing demand for energy due to the growing world population and the anticipated economic growth, in particular in Asia and the Third World,

and the need to develop alternative sources of energy for these reasons.

Kyoto Protocol 1997: worldwide growth in renewable energy sources Greater awareness with respect to an environmentally sound energy supply and the emergence of political incentives for renewable energies for the reasons described above resulted in the adoption of the 1997 Kyoto Protocol, which has been one of the main foundations for the worldwide growth of renewable energies over the past few years. The Kyoto Protocol is an international treaty of the UN organization United Nations Framework Convention on Climate Change (UNFCCC) pursuant to which 126 countries have agreed to reduce greenhouse gas emissions by 2012. Not all countries that are parties to the protocol (including the United States of America) have ratified the protocol. One key objective of the treaty is the reduction of CO_2 emissions by at least 5% in relation to the level in 1990. To this end, the countries are, inter alia, expected to promote research into and the use of renewable energies.

Europe: 21% share for renewable energy sources by 2010 Subsequent to the adoption of the Kyoto Protocol, the European Union has committed itself to promote renewable energies. The European Union's objective is to increase the share of renewable energy in the electricity supply from 14% in 2001 to 21% by 2010. In addition, the share of renewable energies in total primary energy consumption in the European Union is targeted to increase from 6% in 2001 to 12% in 2010. However, these targets can only be reached if all of the Member States implement the European Union requirements on a timely basis. Based on current developments, the European Union estimates that the share of renewable energies in the electricity supply will increase to 18%-19% until 2010 and that their share of total primary energy consumption will amount to between 9% and 10% by that time.



The future supply of energy in our view will take increasing account of solar energy. We see photovoltaics, the direct conversion of sunlight into electricity as a very promising technology. Photovoltaics does not require any fuel, does not generate any heat or exhaust, and is almost completely free of maintenance.

STRATEGY

Strategic goal: to make photovoltaics technologically and economically competitive as quickly as possible Our prime strategic goal is to make photovoltaics technologically and economically competitive as quickly as possible, so that it becomes an important source of energy around the world. We aim to safeguard and expand Q-Cells AG's position as the largest independent producer of high-quality photovoltaic cells through growth in production volume and sales. We are striving to achieve a leading position on costs, in particular through additional cost-cutting measures.

Besides the production of photovoltaic cells using silicon wafer-based cell technology, our aim is to commercialize more photovoltaic technologies jointly with partners. We expect that these technologies will grow in importance, especially over the medium to long term; that is why we have set up the EverQ joint venture and taken a holding in CSG Solar AG. We are also pursuing other development activities in thin film technology with the aim of commercializing these technologies. On top of this we are also planning in future to invest in other selected technologies.

The cornerstones of our strategy: rapid growth and cost-cutting

Rapid Growth By expanding the business, we aim to achieve rates of growth in production volume and sales that are higher than that of market growth. We want to achieve this speed of growth both in the core business as well as in the commercialization of other technologies.

Cost-Cutting In order to achieve profitability for the photovoltaic industry in the long term, significant cost-cutting measures will be required. We have already succeeded in realizing a substantial potential for cost-cutting in the past. Additional improvements, including ones in products and the optimization of production processing, will be our tools to continuously improve our position on costs.

Q-TECHNOLOGY: THE SOLAR CELL – THE HEART OF PHOTOVOLTAICS

HIGH-PERFORMANCE SOLAR CELLS CONVERT THE POWER OF SUNLIGHT INTO ELECTRICITY.



68



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THE BASIC MATERIAL SILICON: A COSTLY PRODUCTION PROCESS

The most important component of a photovoltaic cell is semiconductor materials. Of these semiconductor materials, crystalline silicon is by far the one most used in photovoltaic cells. The basic material of a solar cell is silicon, one of the most common chemical elements in the earth's crust. The starting material for the production process is quartz sand. Out of this, high-purity silicon is produced through a multi-step process of melting and purification to remove foreign particles.

The liquid silicon is then crystallized into blocks of silicon. During cooling and solidification, crystalline structures of different sizes are formed. That is why such silicon blocks (also known as ingots) are called "polycrystalline" ingots. Square silicon blocks are cut from a polycrystalline ingot; and, in a further processing step, are then cut into thin discs, so-called "wafers."

By means of a special process, monocrystalline blocks ("monocrystalline ingots") of silicon can also be extracted from melted silicon. The procedure for producing this extremely pure form of silicon is extremely costly: Silicon monocrystals are drawn from a purified silicon melt.



THE PRODUCTION PROCESS: FROM THE WAFER TO THE SOLAR CELL

The starting material in the production of solar cells is the processed silicon supplied in wafer form.

Initial quality control The raw wafers received by Q-Cells must first undergo a quality inspection: They are examined for correct dimensions and weight, as well as for any damage to the edges and surfaces.


silver
contact finger
negative pole
photon
positive pole
anti-reflective
layer
silicon,
p-doped (with boron)
silicon, n-doped
(with phosphorus)
aluminum
back surface contact

Wet-bench cleaning of the blank wafers Before being processed further, the raw wafers are processed in a wet bench to remove sawing residues and to clean them. Etching and rinsing takes place automatically, in succession, in various baths. An alkaline etching bath strips the wafers of their rough surfaces. The wafers are then dried in hot air. In the middle of 2004, we introduced acid texturing, which increases the efficiency of the treated cells.

Diffusion furnace To enable the generation of electricity, the solar cell is composed of two layers of silicon that have different physical characteristics and thus form what is called a "p-n junction" (positive-negative junction). To create this junction, a negatively conductive surface film is deposited on the positively conducting raw wafers in a diffusion furnace at approximately 800 to 900°C, using phosphorous gas. At these high furnace temperatures, phosphorus particles diffuse into the wafers. This leads to doping – the transformation of the surface of the wafer from a positive-type conductor into a negative-type conductor.

Coating with silicon nitrite In order to reduce cell reflectivity and use as much solar incidence as possible, the cell is coated with a layer of silicon nitrite, which gives them their characteristic blue color. The hydrogen in the silicon nitrite also leads to a remarkable enhancement of the performance of the solar cell.

Placement of contacts To extract the electric power out of the cell, contacts are screen-printed onto the cell using a silver/aluminium paste. This produces the characteristic lattice pattern on the front surface of the cell. The back surface also receives two contact strips made of silver/aluminium paste, along with an additional layer made of aluminum. The so-called back-surface field acts like a sort of mirror on the electrodes. The contents are then sintered at approximately 900°C. At these high temperatures, the silver paste penetrates into the silicon, thus creating a reliable electric contact.

HOW ELECTRICITY IS CREATED FROM LIGHT

The two differently doped semiconductor layers of a solar cell create a positive-negative junction where they meet. An electric field is generated at this junction between the layers.

CELLS



When light falls on the solar cell, free charge carriers (electrons and holes) are formed, which are separated by the electric field. This produces a difference in electrical potential (voltage) between the metal contacts of the solar cell. If an external load is connected, an electric current with a voltage of approximately 0.5 volts can flow.

The power that can be generated depends in the intensity of the incident solar radiation, the efficiency of the cells, and the surface area of the cells, i.e. the size of the receiving surface. At full solar irradiance (approximately 1,000 watts per square meter), one solar cell (approximately 15.6 cm x 15.6 cm) receives 24.3 W. Such a solar cell can, depending on its quality, deliver an electric output of approximately 3.6 watts. This represents an efficiency of 15%. If the sun shines only at one half of its capacity, the solar cell's output is also reduced by one half.

To gain a greater output, the individual solar cells are interconnected into modules. The cells thus connected are encapsulated through lamination so as to resist the outside climate conditions, covered with a sheet of glass on the front and a film on the back, and encased in a frame. Photovoltaic modules are the most important part of photovoltaic installations. In large photovoltaic installations, whose output typically exceeds 100 kWp and often goes far beyond 1 MWp, a multitude of modules is used. In small and medium-sized installations, output of up to 100 kWp is achieved from a correspondingly lower number of modules.

WITH L

LAST YEAR, AROUND 90% OF WORLDWIDE PRODUCTION OF PHOTOVOLTAIC CELLS WAS BASED ON THE PHOTOVOLTAIC CELL TECHNOLOGY BASED ON MONO- AND POLYCRYSTALLINE SILICON WAFERS.

Cell types: monocrystalline, polycrystalline, and thin-film Depending on the material, there are three forms: monocrystalline, polycrystalline, and thin-film solar cells.

- High-purity semiconductor material is needed for the production of **monocrystalline silicon cells.** Monocrystalline blocks are drawn from a silicon melt and subsequently sawn into thin discs. Monocrystalline cells generally exhibit higher efficiency ratings than their polycrystalline counterparts (currently almost two percentage points), but but incur higher production costs.

MONO- AND POLYCRYSTALLINE CELLS ARE DOMINANT

Global market shares of technologies in 2004 in %



36.2
0.4
4.4
1.1
3.3
54.6
Polycrystalline
Monocrystalline
CIS (thin-film)
Amorphous silicon (thin-film)
CdTe (thin-film)
Ribbon-Sheet

Source: Photon International, March 2005



- The production of polycrystalline cells is more economical. This involves pouring molten silicon into blocks, which are subsequently sawn into discs. As the material solidifies, crystalline structures of different sizes are formed, with defects occurring at the surface. These crystalline defects result in reduced efficiency when compared with monocrystalline solar cells.

- In thin-film cells, only a thin film of the material is deposited on the cell. This avoids the complex, energy-intensive, and expensive steps involved in the production of crystals and the sawing into discs, as is necessary for crystalline solar cells. Thus thin-film solar cells are less costly to produce; they do, however, generally have low efficiencies.



RESEARCH AND DEVELOPMENT

Our research and development activity is based on four pillars:

1. A highly-qualified research and development team We believe that we have one of the leading research and development teams in the photovoltaics sector. As of June 30, 2005, the team consisted of 39 scientists and researchers.

2. Cooperation agreements with research partners Our own research and development expertise is supplemented through joint projects and close cooperation with universities as well as with public and private institutions and research and technology companies. Some of these also involve industry-wide initiatives.

The research partners include the Hahn-Meitner Institute in Freiburg, the Energy Research Centre of the Netherlands, the Fraunhofer Institute, the Institute for Solar Research of Hameln ("IFSH"), the University of Konstanz and Forschungszentrum Jülich GmbH. The current research projects comprise, among others, efficiency improvements, ultra-high-efficiency cells, thin-film processes, innovative partial processes in the field of polycrystalline production, as well as innovative processes for contact placement.



3. Strategic cooperation with suppliers, customers, and engineering companies In addition to the above, we are pursuing strategic cooperation efforts with suppliers, customers, and equipment manufacturers in order to improve products and production processes. This cooperation involves, in particular, the fields of application technology (modules), wafers, pastes, and process equipment. The supreme objective is to optimize products and production processes (in particular with respect to achieving higher efficiency ratings) and to achieve the cost reductions associated with such efficiency improvements.

4. Joint ventures and investments in other technologies Through our involvement in the joint venture EverQ and our investment in CSG Solar AG, we believe that we are well positioned regarding further promising additional technologies.

Our research priorities: the optimization of wafers, cells, and modules Our research and development activities are subdivided according to the photovoltaic value chain into the wafer, the cell, and the module:

The wafer: optimization of the starting material Here we cooperate closely with our suppliers to optimize the wafer material. The current focus is to improve crystallization in polycrystalline wafers and to further reduce the wafer thickness and make improvements to the sawing process. The quality and condition of the wafer material is an important factor for cell quality.

RESEARCH AND DEVELOPMENT WORK AT Q-CELLS ENCOMPASSES ALL THE STEPS OF SOLAR-CELL PRODUCTION – FROM THE STARTING MATERIAL, THE SILICON WAFER, ALL THE WAY TO OUR CUSTOMERS' APPLICATIONS.



The cell: improvement of efficiency ratings Here we are working on the optimization of production processes and of the cells themselves. The current focus here is on methods for the treatment of the cell surface in order to improve efficiencies (texturing), methods for increasing efficiencies by reducing current loss at the cell surface and the optimization of the layer resistance the improvement of electrode concepts and process for very thin cells. This includes also the technological monitoring of the production line to optimize the production process.

Further we are working on product innovations, e.g., the development of new contact placement types and the development of monocrystalline ultra-high-efficiency cells. In the area of contact placement, we are currently running trials on the back-contact cell. In the conventional method, a lattice of contacts is screen-printed onto the front side of the cell. This leads to a reduction in the solar radiation absorbed by the photovoltaic cell (shadowing). In the back-contact cell, a new process in which electrical contacts are placed exclusively on the back of the cell works to reduce the shadowing effect. Exclusively placing the contacts on the back also makes it easier for our customers to further process our products when manufacturing modules. The back-contact cell might realisticly be launched at the earliest in 2006.

The module: development in cooperation with our customers In close cooperation with our customers, we are working on the optimization of applications, as well as on the development of solutions for customers. Some of our product innovations, such as thinner cells and back-contact cells, are also being developed jointly with our suppliers and customers.

Q-PRODUCTS

WITH A WIDELY DEVELOPED AND INNOVATIVE PRODUCT PORTFOLIO, Q-CELLS AG HAS ASSUMED A LEADING POSITION IN THE SEGMENT OF SILICON-BASED PHOTOVOLTAIC CELLS.





INNOVATIVE PRODUCT PORTFOLIO

Since its founding, Q-Cells has systematically constructed a widely developed and innovative product portfolio. In the standard photovoltaic cell segment (i.e., explicitly excluding the ultra-high-efficiency cells) our products are among those cells with high efficiency ratings. The output of photovoltaic cells is a deciding selection criteria for our customers. In addition to efficiency, the most important characteristic of quality, the cells of Q-Cells also perform distinctively well in terms of low-light behavior and a narrow tolerance range for cell output.

In product development, we benefit from the close, partner-like cooperation we have with our suppliers, customers, and equipment manufacturers. One of our important innovations is the development of new cell formats and concepts. The greater the surface of a cell, the higher the output (at constant efficiency).

Accordingly, we introduced the following larger cell formats in quick succession:

- Q6 (150x150mm, introduction: Q2 2002),
- Q6L (156x156mm, introduction: Q2 2004),
- Q8 (210x210mm, introduction: Q2 2005).

In the fourth quarter of 2003, our monocrystalline cells (Q6 format) were introduced to the market, followed by the Q6L-format monocrystalline cell in the third quarter of 2004. *Monocrystalline cells* are generally more efficient than polycrystalline cells (a little less than two percentage points at present) but require higher production costs.

Product type	Cell type	Official market introduction	Performance per cell in Wp	Format in mm	2003 revenue in € '000	Umsatz 2004 in € '000
Polycrystalline						
	Q5	Q3 2001*	2.4	125x125	7,030.0	1,656.9
	Q6	Q2 2002	3.3	150x150	41,460.2	56,392.2
	Q6L	Q2 2004	3.7	156x156	0	53,759.1
	Q8	Q2 2005	6.4	210x210	0	62.3
Monocrystalline						
	Q6M	Q4 2003	3.6	150x150	262.1	9,816.7
	Q6ML	Q3 2004	3.9	156x156	0	7,009.8

*Mass production of Q5 cells ended on schedule in 2003; remaining inventory was sold in the beginning of 2004.

Q-CELLS' Q6L SOLAR CELL IS THE LEADING PRODUCT THAT SETS NEW STANDARDS.

The Q6L solar cell is recognized today as the leading product that sets new standards. All of Q-Cells' customers base their product offerings on Q6 and on the further development of Q6L – by far the most selling cell type in the first half of 2005 – and make use of the benefits of this technical development. We expect the Q6L format to retain its dominant position in the coming years. The Q8 format is also expected to record a significant and rising share of revenues already in the coming years.

Q-Cells has a well-established product and corporate brand, which in our opinion stands for superior quality and reliability.

Q-EMPLOYEES

NO BUSINESS CAN BE SUCCESSFUL WITHOUT HIGHLY MOTIVATED EMPLOYEES. THE UNIQUE CORPORATE CULTURE AT Q-CELLS SUPPORTS OUR SUCCESS.







OUR EMPLOYEES ARE IN JOINT PURSUIT OF ONE GOAL: TO FURTHER THE DEVELOPMENT OF PHOTVOLTAICS TECHNOLOGICALLY AND ECONOMICALLY AS QUICKLY AS POSSIBLE.

A UNIQUE CORPORATE CULTURE

Almost all visitors notice one thing right at the outset: At Q-Cells everyone – from the CEO to the receptionist – dispenses with formality. This uncomplicated, personal interaction among employees is a distinguishing characteristic of the unique corporate culture at Q-Cells. New ideas and inspiration are continiously provided by existing flat hierarchies and the multi-cultural melting pot of highly qualified employees from many parts of the world, all fully committed to the idea of photovoltaics.

TO FURTHER ENHANCE THE QUALIFICATIONS OF OUR EMPLOYEES, WE ARE CURRENTLY BUILDING THE Q-CELLS ACADEMY.



The second unique characteristic at Q-Cells is our location at Thalheim, in the regional district of Bitterfeld. This at first elicits surprise in many Germans, since Bitterfeld was, after all, the former East Germany's most infamous of all chemical wastelands. However anyone who comes here also quickly learns to appreciate the attractions of this region. In addition without that proximity to Bitterfeld, the growth story of Q-Cells AG could never have happened in the first place. This traditional industrial location provides us the necessary number of experienced and highly motivated employees used to shift work in a 360-day operation. Our employee count doubled from 207 to 484 just in the past year. Beyond the production department, most of the employees (39) work as scientists and engineers in the research and development department. Furthermore, around 16 engineers and other highly qualified employees work in production and process optimization.

We also take great care to provide for the training and continuing education of our employees. To maintain and further enhance the high qualification levels of our employees, we are currently establishing an internal employee-development and training system (the "Q-Cells *Academy"). The goal is to enhance the system* to one of the best continuing-education systems in the photovoltaics sector. It is planned to offer systematic training and continuing education in the fields of newest technology trends (R & D support), business management, leadership, and basic qualifications.

And of course our compensation system is as flexible as we are: a large portion of pay is performance related. We have also established stock-option plans for all our employees.



DR. HOLGER FEIST co-founder and Head of Technology

ANGELIKA KIUN

FOR MAXIMUM PERFORMANCE AND INNOVATION



MEENDERT BUURMAN Head of Finance



MATTHIAS RAETZ Head of Supply-Chain Management

THE MANAGEMENT TEAM 2004





DANIEL CINTOLESI Head of Sales and Marketing

ad of Quality Management & Control



TORSTEN GRÜNDLER Head of Human Resources

ıR. PAUL GRUNOW co-founder and Head of Product Management



WORLDWIDE SOLAR TECHNOLOGY REVENUES GREW BY 60% IN 2004. Q-CELLS HAS FAR OUTPACED THIS GLOBAL GROWTH, WITH REVENUES UP 164%.



OVERALL ECONOMY AND INDUSTRY

Significant world economic growth – high energy prices – solar sector grows worldwide by around 60%

The **world economy** continued to grow significantly in 2004. The industrial countries showed consistently clear growth rates. Gross domestic product (GDP) in the USA increased by 4.4% and in Japan by 2.6%. The Eurozone (Belgium, Germany, Greece, Spain, France, Ireland, Italy, Luxembourg, Netherlands, Austria, Portugal and Finland) on the other hand, clearly lagged behind with growth of 2.1%. Particularly strong growth was seen in the developing and emerging countries which, with their increasing demand, caused higher prices on the raw materials markets. The sharp increase in the oil price as a result of this slowed worldwide economic growth in the second half of 2004.

Although economic growth of the first two quarters did not continue in the second half of the year, the **German** gross domestic product grew in real terms by 1.6% in 2004 compared with 2003, however adjusted for the calendar year this only represented an increase of 1.0%. This growth was supported again by strong exports, whereby domestic consumer demand was burdened by reform discussions and high energy prices.

Worldwide sector revenues from solar technology grew over-proportionally by around 60% to more than € 6 billion. Overall, **worldwide photovoltaic production** of solar cells increased by more than 60% to 1.2 (0.75) gigawatt according to the technical journal Photon. In addition to the main growth market of Germany, Japan – the market with the largest installed solar electricity capacity in the world – and also countries like Spain, the USA and the Asian region showed strong growth. The prevailing solar technologies continued to be the polycrystalline and monocrystalline technology which together still accounted for approximately 90% of the world market volume.

The growing interest in solar energy is being supported by the high prices for **conventional energy.** The globally strong demand for crude oil resulted in the price per barrel (159 liters) of Brent North Sea oil climbing to over 50 US Dollars. Heating oil prices in Germany increased by more than 30%. After significant price increases by the electricity providers even electricity prices reached new record levels.

In **Germany** the year 2004 was characterized by the amendment of the EEG ("Erneuerbare Energien Gesetz" – "Renewable Energies Act"), which has led to increased incentives to photovoltaic end consumers in Germany. The EEG provides for long-term minimum feed-in tariffs for the feeding of photovoltaic electricity into the public electricity network. This law has substantially strengthened demand in Germany.

In Germany the market for photovoltaics in 2004 more than doubled according to conservative estimates by the Association of Solar Economy Enterprises ("Unternehmensvereinigung Solarwirtschaft" – UVS) to approximately 340 (2003: 157) Megawatt peak (MWp). Domestic solar module production climbed in 2004 by over 170% to approximately 210 MWp according to the technical journal Photon. The production of solar cells increased by 90% to 190 MWp, the production of wafers was at around 200 MWp.

Revenues in the German solar sector climbed according to BMU (Federal Department for the Environment) in 2004 by 60% to over € 2 billion; in 2002 they were at € 840 million and in 2003 at around € 1.3 billion. In the past year alone 5,000 new jobs were created. Currently, according to the BMU around 30,000 people work in the solar industry.

The **international solar market** structures itself in six elements along the value chain (see page 38/39). Within the market there is a clear distinction between specialists who concentrate on one stage of the value chain, and integrated suppliers who cover several stages.

THE PHOTOVOLTAICS SUPPLY CHAIN


Silicon/
Raw material
Ingots
Wafer
Cell
Module
Systems

Q-Cells AG has consciously positioned itself as a specialist in a key position within the solar value chain. The solar cells, their efficiency and their production costs determine the efficiency of the whole solar module and, therefore, the end product in the chain.

According to the technical journal Photon the **solar cell producers market** was dominated by Sharp in 2004 with production of 324 MWp. Following Sharp with a large gap are Kyocera (105 MWp) and BP Solar (85 MWp) in 2nd and 3rd places. With its production of 75.9 MWp Q-Cells AG was in 5th place.

Increasing environmental awareness, international agreements such as the Kyoto Protocol, the EU Directive on long-term support of renewable energies, the EEG ("Erneubare Energien Gesetz" – "Renewable Energies Act") in Germany, as well as new laws and legislative initiatives in many countries of the world, will probably continue to increase the demand for renewable energies both medium and long-term in the company's view. In our opinion photovoltaics has the greatest long-term potential of all renewable energy sources. It is available everywhere and through imminent constant technological development it is becoming easier, more efficient and cheaper to use.

THE ECONOMIC SITUATION OF Q-CELLS AG

The positioning of Q-Cells AG: High quality with rapid expansion of production capacities

Q-Cells AG has established itself in the photovoltaic sunrise and growth market as a profitable and fast-growing company. The company, established in 1999, is, after five years, already the European market leader among manufacturers of solar cells. Q-Cells AG is specialized and focused on the development, manufacture and marketing of high-quality solar cells. The company is the largest group-independent manufacturer of cells worldwide and is among the leading companies with regard to technology. With the Q6L cell Q-Cells AG manufactures one of the most efficient cells in Europe in the area of standardized cells. The even more efficient successor Q8 will be introduced to the market in 2005. As a strongly innovative company Q-Cells AG systematically participates in the commercialization of further sunrise technologies (thin-film and string ribbon). With the rapid expansion of production capacities, concentration on product innovations and constant cost reductions, its share of the global market is to be increased further over the next few years.

The following comments on revenues, results of operations, net assets and financial position relate to the annual HGB financial statements.

Revenues: Fast growth – world market share increased to 6% In the financial year 2004 Q-Cells AG was able to continue, almost unrestrained, its fast growth in the photovoltaic sunrise market. Revenue volume grew by 163.7% to € 128.7 million (2003: € 48.8 million). Thus, Q-Cells AG was again positioned clearly above world market growth for cell production, which increased by over 60%, and was able to continue expansion of its market position. Its share of the world market grew from about 4% to 6%.

The export share by customer location amounts to 25.8% (2003: 30.1%, for better comparability also by customer location and after elimination of revenues from trading) and is planned to increase over the coming years.

Product	Type of cell	Revenues 2004 in € '000	Revenues 2003 in € '000	Change in € '000
Polycrystalline	Q5 (125x125 mm)	1,656.9	7,030.0	–5,373.1
	Q6 (150x150 mm)	56,392.2	41,460.2	14,932.0
	Q6L (156x156 mm)	53,759.1	0.0	53,759.1
	Q8 (210x210 mm)	62.3	0.0	62.3
Monocrystalline	Q6M (150x150 mm)	9,816.7	262.1	9,554.6
	Q6ML (156x156 mm)	7,009.8	0.0	7,009.8
		128,697.0	**48,752.3**	**79,944.7**

Q-Cells AG's order volume remained unchanged at a high level. Production capacity was at full level for the whole year 2004 since demand significantly exceeded the larger capacities compared to 2003. In order to secure their own supplies our customers often desire long-term supply contracts, some with terms running until 2010.

Revenues from cells with the format 150 x 150 mm (Q6) were highest at € 56,392.2 thousand (€ 41,460.2 thousand). The new 156x156mm (Q6L) cells sold very well in the market already generating revenues of € 53,759.1 thousand (€ 0.0 thousand) in the first year. The monocrystalline cells are characterized by higher efficiency. Production of the Q5 cell was phased out as planned in 2003: revenues only include the remaining inventories sold at the beginning of 2004.

The individual products and cell types were allocated to revenues from trading (€ 1,678.1 thousand, 2003: € 2,775.5 thousand) and other revenues and income deductions (€ 802.3 thousand, 2003: € –503.0 thousand), the prior year amounts were adjusted accordingly to enable better comparability.

Q-Cells AG maintains various business relationships with the companies of the REC Group, including ScanWafer, our most important wafer supplier. As part of the business relationships with the REC Group the cell manufacturer ScanCell, also belonging to the REC Group, delivered its entire production of photovoltaic cells to Q-Cells AG in 2003 and up to the beginning of 2004. The cells delivered were subject to certain quality control tests and sorted by efficiency and quality criteria. The photovoltaic cells were labeled with the Q-Cells logo and sold to Q-Cells AG customers.

Q-Cells acted as distributor in 2003 and until early 2004 on the basis of verbal agreements and other documentation because it was bearing price, holding and distribution risks (revenues 2004: € 1.4 million; 2003: € 2.8 million).

Due to this change in business arrangements in early 2004, Q-Cells marketed the cells on behalf of ScanCell as commission agent starting in February 2004. Due to the economic substance of the commission transactions, revenue recognized consists of the commissions received from ScanCell of € 0.3 million.

Income: Stable margin – EBIT and result before taxes increased overproportionally The strong company growth (+163.7% in revenues) has had a positive effect on results. With a stable gross profit EBIT (before expenses from partial profit transfer agreements) and results before taxes increased over-proportionally.

Through the extension of production capacities, optimization of the production process and innovations in the product area significant cost-reducing effects were achieved in 2004. The personnel expense per Wp declined by 19.1%, the relationship of other operating expenses to revenues fell by 0.7 percentage points. Accounting for all operating expenses an overall reduction in expenses in relation to total output of 5.4 percentage points was achieved in 2004.


REVENUE DEVELOPMENT IN € MILLION
128.7
48.8
+163.7%
2003
2004


EBIT DEVELOPMENT IN € MILLION
18.8
5.1
+268.6%
2003
2004


NET INCOME FOR THE YEAR BEFORE TAX IN € MILLION
17.5
4.2
+316.7%
2003
2004

Thus, it was also possible for Q-Cells AG to pass on some of the cost reductions to customers in the form of lower prices. Q-Cells AG was able to reduce its prices on average in 2004 by more than the amount prescribed by the EEG in Germany (assistance is reduced annually by 5.0%, and by 6.5% for stand-alone systems from January 1, 2006).

Income before tax increased by 316.7% to € 17.5 million (2003: € 4.2 million). Income after tax in 2003 is characterized by a lower proportionate tax expense due to the offsetting of start-up losses from the previous years. Overall, income after tax increased to € 11.9 million (2003 € 4.1 million).

In 2004, Q-Cells AG aligned the HGB accounting for fungible fixed assets and investment subsidies to comply with international accounting standards. Thus, for all the capital expenditure in line 1, the depreciation period for technical equipment and machinery was shortened from 10 to 6.7 years and, at the same time, Q-Cells AG converted from the reducing balance to the straight-line depreciation method. Investment grants for fixed assets and, from 2004 also investment subsidies for fixed assets, are recorded as deferred investment grants and subsidies in the balance sheet. The deferred investment grants and subsidies are released on a straight-line basis over the useful lives of the related assets.

SHAREHOLDERS' EQUITY IN € MILLION


69.6
35.8
19.5
11.7
Balance sheet equity 2003
Economic equity 2003
Balance sheet equity 2004
Economic equity 2004

Net assets: New production capacities increase fixed assets

Total assets of Q-Cells AG increased to € 105.7 million (December 31, 2003: € 47.2 million). This resulted on the one hand from the increase in fixed assets due to the investment in the further expansion of production capacities as well as the resulting receivable from investment grants and subsidies disclosed under current assets. On the other hand, current assets include higher trade accounts receivable resulting from the increase in revenues of € 79.9 million.

EQUITY RATIO IN %



75.1
24.9
58.6
41.4
66.1
33.9
34.1
65.9
debt ratio
equity ratio
Balance sheet equity 2003
Economic equity 2003
Balance sheet equity 2004
Economic equity 2004

Shareholders' equity and liabilities rose due to an increase of € 24.1 million in shareholders' equity. The equity base was strengthened again. As part of capital increases in the past year, the company received € 10.5 million. Additionally, profit participating rights capital for € 15.0 million with a term of seven years was taken up. In order to further strengthen equity and to finance future growth, the appropriation of income proposal by the supervisory board and executive board is that retained earnings are carried forward in full.

With equity of € 35.8 million at December 31, 2004, the equity ratio amounts to 33.9%. Including items similar to equity (tax-free element of deferred investment grants and subsidies, silent partners' interests and profit participation rights capital) the economic equity ratio amounts to 65.9%.

Despite the increase in revenues, inventories almost remained at the prior year level due to the strong demand for our products.

Financial position: Strong operating cash flow Due to the cash flow from operations amounting to € 6.1 million and cash flow from financing activities of € 24.0 million, the capital expenditure on fixed assets (excluding leasing Line 2a) of € 37.7 million for expanding production capacity was financed without problems.

At December 31, 2004, unused current account credit lines amounted to € 14.4 million.

The liquidity of the company was guaranteed at all times. There were no material bad debts and there is no knowledge of doubtful debts.

Capital expenditure and production: Significant expansion of production capacities In order to satisfy the steady high demand, Q-Cells AG continued to expand its production capacities. In total € 37.7 million was invested. This represents 29.3% of revenues and more than three times the net income for 2004.

Production output was increased in 2004 by 174.0% to 75.9 MWp (27.7 MWp). The newly established capacities in 2003 were used for the first time over the whole year; additionally further production lines started initial operation. During the year 2004 we completely converted production of the mono- and polycrystalline solar cells to the larger format 156x156 mm. Furthermore, the first Q8 cells with an even larger format were produced as a test series. In order to reduce the silicon consumption per Wp and, thus, to achieve further cost savings, the cell strength was reduced by approximately 10% to between 270 and 280 µm in the middle of 2004.

The number of production lines was extended from two to five in 2004. Two of the technologically further developed new lines can produce both Q6L and Q8 cells.

The following table shows the development of the production capacities:

Capacities	2004	2003
Annual nominal capacity at the end of the period (in MWp) [1]	170	63
Annual production capacity at the end of the period (in MWp) [2]	136	50
Average production capacity during the period (in MWp) [3]	86	32

[1] Annual nominal capacity at the end of the period describes theoretical potential capacity volume at the end of the period based on the assumption that no (unavoidable) production interruptions occur as a result of servicing and maintenance, cleaning, the replacing of filters and pastes as well as material-related cell breakage. The calculation is also based on: 350 working days of 24-hour operation, the production of formats 125x125 mm (2002 up to and including May 2003) 150x150 mm (June 2003 to the end of 2003) and 156x156 mm (since the beginning of 2004) as well as certain other internal process- and production-specific assumptions. Theoretical nominal capacity is a unit of measure and is never attained.

[2] In order to compute production capacity, 20% is deducted from nominal capacity for unavoidable production interruptions occurring as a result of servicing and maintenance, cleaning, the replacing of filters and pastes as well as material-related cell breakage. Production capacity is computed on the basis of past experience and estimates. The figures are therefore only approximate figures.

[3] Average production capacity during the relevant period takes capacity expansion during the year into account. The production capacity for individual months is determined, aggregated and then the average is computed. Unavoidable production interruptions occurring as a result of servicing and maintenance, cleaning, the replacing of filters and pastes as well as material-related cell breakage are calculated to amount to 20% of the respective nominal capacity. During the ramp-up phase (start-up phase) of new production lines (generally three months) the calculation of nominal and production capacity is based on the actual output.

The next large investment project, the 4th plant with a nominal capacity of some 180 MWp, started in September 2004. We are planning to sharply increase our nominal capacity by the end of 2006 to some 350 MWp. Of the planned capital expenditure of almost € 50 million, € 18.6 million had already been invested in 2004. The production technology implemented is oriented towards our newest cell generation and includes numerous technological improvements. The first cells were produced from the new plant in March 2005, one month earlier than originally planned, and they achieved high efficiency.

Production: Constant optimization of production processes Q-Cells AG manufactures with the newest production technology and, therefore, belongs to one of the cost leaders amongst manufacturers of solar cells with its high product quality. With the development of the Q6 mono, the Q6 poly, the Q6L mono and the Q8 cell Q-Cells AG is one of the innovation drivers in the industry. The company aims to continue to be one of the quality leaders in the industry worldwide.

Q-Cells AG's objective is "Manufacturing excellence": Q-Cells AG manages its processes using the ratios

- Efficiency
- Quality (share of A-cells)
- Throughput
- Breakage rate
- Material usage ratio
- Safety for employees

Q-Cells AG is constantly optimizing existing processes, is always searching for better solutions and, after intense application testing, regularly implements new processes. Q-Cells AG's objective is to optimize processes as far as possible and to structure them to work at various scales. With every new plant we extend our production capacities and, at the same time, achieve economies of scale.

By constant innovations in the processes and in technology we have managed to increase the average performance in Wp per cell from 2.3 Wp (Q5) to 6.4 Wp (Q8) since 2001. At the same time, Q-Cells AG has reduced the related production costs per Wp with each new cell generation. Thus, Q-Cells AG has managed to reduce manufacturing costs per Wp by about 40% since 2002.

Q-Cells AG's production operates all year round the clock in a four-shift operation. The production technology platform developed by us guarantees an integrated, highly-automated production process.

In Q-Cells AG's opinion the production technology represents a permanent competitive advantage, in particular with regard to efficiency and quality. The "best practices" implemented, together with the program, have led to regular improvements for consistent productivity gains; further cost savings have been systematically identified and actively implemented by our 16 engineers in process optimization (production).

Q-Cells AG was also able to make further progress in the product quality area. Here we have increased the efficiency of our cells even more. Additionally, Q-Cells AG has continued to optimize work safety. Q-Cells AG began optimizing the personnel used on the individual lines in the first quarter. In the second quarter Q-Cells AG introduced the automatic quality control without subsequent manual sorting. In Q-Cells AG's quality supervision each cell is measured individually and investigated for fracture damage, cracks and broken edges. We are expecting to receive the DIN ISO 9000:2000 certificate shortly and have started with the AMS certification.

"Institutional Skill Building" has substantial significance for us in the continued improvement of internal quality. Q-Cells AG believes in comprehensive, team-based processes and constant expansion and development of the organization. Our employees are trained regularly and are qualified further on a systematic basis. An efficient IT function supports all production processes.

Research and development: Q-8 cell goes into serial production in 2005 The objective of Q-Cells AG is to continue to develop photovoltaic technology quickly and cheaply so that solar electricity can develop long-term into a competitive source of energy. Therefore, Q-Cells AG invests heavily in the area of research and development as well as in product innovation. In 2004 Q-Cells AG strongly expanded its research and development capacities for its core technologies (poly- and monocrystalline cells) and for new technologies. Q-Cells AG now has access to a team of 39 highly-qualified specialists in research and development and other highly-qualified employees in production and process optimization.

CELL DEVELOPMENT



	Polycrystalline Cells		Monocrystalline Cells		Polycrystalline Cells		
	Q5 (125x125mm)	Q6 (150x150 mm)	Q6M (150x150 mm)	Q6ML (156x156 mm)	Q6L (156x156 mm)	Q8 (210x210 mm)	Q8 Back Contact (210x210 mm)
Market introduction	Q3 2001	Q2 2002	Q4 2003	Q3 2004	Q2 2004	Q2 2005	Expected 2006
Output per cell (Wp)	2.4 Wp	3.3 Wp	3.6 Wp	3.9 Wp	3.7 Wp	6.4 Wp	6.4 Wp



The well-developed internal technological and research competence is ensured by Q-Cells AG through joint projects and a close cooperation with leading universities and institutes.

Additionally, Q-Cells AG involves strategic partners from downstream and upstream stages in the value chain in optimizing the production processes and products. In the areas of applications technology (modules), wafers, pastes and process machines we worked intensively together on joint projects with strategic partners from suppliers and customers on improving the combined effects of the products and on optimizing the supply chain.

Our technological focus is clearly defined in the core product area (poly- and monocrystalline cells):

In the next few years Q-Cells AG will concentrate on further cost reductions and improving efficiency as well as taking the next step in reducing cell thickness.

The product range offered will continue to be developed further in the direction of higher efficiency, higher performance and larger formats. In 2002 Q-Cells AG set a new standard in Europe with the Q6 cell.

The introduction of the product family "monocrystalline cells" was also very successful already contributing 13.1% of revenue in the financial year 2004. Furthermore, we expanded our product portfolio in 2004 with the new Q8 cell. Market introduction is planned for 2005.

Development of new technologies: Joint venture companies with experienced partners – plant construction already started in Thalheim The modern key technology – silicon ingot/wafer-based poly- and monocrystalline cell technology – will, according to our estimates, be the leading technology for the next ten to fifteen years. However, at the same time new technological developments based on today's technology or also on a completely new basis are becoming more and more significant parallel to and complementing this. Some of these technologies are already so far developed that they can be used commercially in the next few years. Q-Cells AG observes these developments very carefully and targets investments in promising new technologies.

Thus, Q-Cells AG has also positioned itself in the sunrise technologies of our industry. In order to accelerate the development and to objectively collect know-how, Q-Cells AG is striving to form joint research and development with experienced partners. With regard to thin-film technology we have invested in a company, with regard to string ribbon technology we have formed a joint venture.

Thin-film technology (CSG – crystalline silicon on glass) The CSG thin-film process has been developed over the last ten years by the Australian firm Pacific Solar Pty Limited. CSG thin-film photovoltaic technology combines the advantages of established silicon technology (low product risks) with the advantages of thin-film technology. This technology uses less than 1% of the silicon for a conventional module per Wp. Q-Cells AG initially purchased 21.19% of the shares in CSG Solar AG, Thalheim in 2004 for € 1 million. This company has taken on the exclusive license for CSG technology over the past year and is currently commercializing this technology on the basis of the positive development results until now. Two production lines with a nominal capacity of 25 MWp will be built in the first plant. Construction of the first production line at an investment sum of approximately € 35 million has already begun in Thalheim. The first products are due to be dispatched in the first half of 2006.

String ribbon technology (EverQ) The strong reduction in silicon use and thus production cost forms the focus of the second sunrise technology.

At the start of 2005 Q-Cells AG founded a joint venture together with the US American company Evergreen Solar, Inc. Q-Cells AG has initially purchased an investment of 24.9% in the new company EverQ GmbH, Thalheim for € 3.0 million and holds an option to purchase a further 24.1%. The objective of the joint venture is to manufacture and market wafers, cells and modules based on string ribbon technology. The technology has been developed over the last ten years by Evergreen Solar which currently operates a 15 MWp facility in Marlboro, USA based on this technology. A plant with an annual production capacity of 30 MWp is to be built in Thalheim for € 61.3 million, the production in which would start in the second quarter of 2006.

Purchasing: Wafer purchases for 2005 contractually secured – temporary shortage in worldwide silicon production possible until 2007 The fast growth of the photovoltaic sector in 2004 has led to temporary shortages in the supply of silicon. The silicon price climbed steeply in 2004 and led to increased material costs which were offset by cost-reducing effects in 2004 and by price increases at the beginning of the year 2005.

For 2005 Q-Cells AG has contractually secured the purchase of wafers for production of more than 150 MWp. For the years 2006 through 2010 Q-Cells AG has already now partially concluded long-term contracts with strategic partners which will cover part of our future growth in ongoing demand.

Q-Cells AG generally follows a long-term contract policy and "win-win" partnerships with suppliers and customers. This company philosophy will not only help us in our purchasing in future but also with the fast joint development and implementation of innovations.

In order to ensure continued provision of raw materials, consumables and supplies Q-Cells AG has increased personnel in its area of supply chain management. Our materials purchasing activities now cover all previous activities of the supply chain. Through this we were able to successfully widen the purchasing and supplier bases.

Overall, Q-Cells AG is expecting temporary shortages in the availability of silicon from 2005 to 2007 which will, however, probably not endanger our growth targets. Potential shortages will, in our estimation, reverse from the middle of 2007.

Sales volumes: Long-term contracts and strategic co-operations provide for "Win-win situations" Q-Cells AG is aiming to secure the sales volumes of its production long-term through contracts with a wide range of customers. There are long-term sales contracts, some of which have terms through 2010. This medium and long-term delivery coverage gives us enough planning security for further expansion of our capacities.

Q-Cells AG deliberately chooses supplier relationships with suppliers who not only have a good credit-rating but also, above all, have high growth potential, particularly in international markets.

In its sales market Q-Cells AG profits from its position as an independent producer of solar cells.

As an independent specialist we offer our customers a wide and high performance product portfolio which stretches from the Q6 cell in the mono- or polycrystalline versions through to the newly developed Q8 cell. Through our strong position in the technological development we guarantee our customers that they will always be supplied with leading technology.

In order to secure our strong technological position we have formed strategic partnerships with our main customers. In addition to joint research and development, joint projects include, above all, close cooperation within product strategy, in practical questions such as formats or reductions in transport damages and in purchasing. Since we work jointly optimizing the practical performance of the cells implemented in a module, Q-Cells AG not only supports the quality of the end products containing its cells but also increases customer satisfaction.

Together with our existing and also new customers, Q-Cells AG would like to achieve the strengthening of the internationalization of our sales. Our export percentage is expected to climb significantly in 2005. In order to gain more presence in the growth market of Asia we have already established a sales office in Shanghai during the past year. This representation will be supplemented by an agency in Hong Kong within the next 18 months.



The sales strategy of Q-Cells AG will be supplemented by targeted business-to-business marketing. The company has established Q-Cells AG as a brand name for a producer of high performance cells. In the external communication "Q" stands for quality; that is high performance cells with brand quality and high customer value added. Contrary to most other companies Q-Cells AG concentrates completely on cell production – a decisive differentiation characteristic.

Q-Cells AG aims for long-term relationships with customers. Our aim is to win over the future "winners", i.e. the companies with the highest growth potential, as core customers. Co-operation goes further than a pure supplier relationship and is supported by technological, commercial and growth-based partnerships. Overall, Q-Cells AG has made provision for a "Win-win" situation on both counts.

Personnel: Numerous new jobs created – formation of Q-Cells AG Academy With the persistently high growth of our production we have also created numerous new jobs. The number of employees more than doubled in the past year. Q-Cells AG employed a total of 484 employees at the end of 2004 (end 2003: 207). In addition to the production area most employees work as scientists or engineers in the area of research and development. Furthermore we employ 16 engineers and other highly-qualified employees in the area of production and process optimization. The number of trainees at the end of 2004 amounted to 18 (end 2003: 9).

In order to ensure and increase the high level of qualification of our employees Q-Cells AG is currently setting up an internal personnel development and education system ("Q-Cells AG Academy"). Systematic training and education in the areas of basic qualifications, personnel management and growth management are planned.

RISK REPORT

The existence and positive further development of Q-Cells AG are supported by our clear strategic direction, the risk management system and the safeguarding measures objectively selected as well as long-term market potential.

Risk management system Q-Cells AG does not see risk management exclusively as risk minimization but also sees the opportunities inherent in it. Therefore Q-Cells AG deals with the risks positively, takes them on actively and derives opportunities from them. Our risk management system is, thus, not only an important instrument for safeguarding but also for achieving our company objectives.

The risk management system of Q-Cells AG serves to identify, control and manage risks taken.

The material risks for business success are identified and are consolidated for decision-relevant purposes in an internal reporting process. Through the timely feedback of production, quality, revenues and financial results achieved and a comparison of these with objectives aimed for, management is informed of potential risks.

The management and control mechanisms prepared with the assistance of standard software form the basis for management's decisions. Risk management is continually being developed further and aligned to changing environmental conditions.

Significant risks

Sales markets

Growth of the industry will also be heavily affected by the **political conditions** for incentives of renewable energies over the next 5 to 10 years. In Germany, currently the main sales market for Q-Cells AG, demand is influenced greatly by the Renewable Energies Act ("Erneuerbare Energien Gesetz" – EEG). The EEG provides for long-term minimum feed-in tariffs for the feeding of photovoltaic electricity into the public electricity network. Although the wide political consensus on passing the amendment to the EEG leads to the expectation that further support is available even with changes in the political constellation, it remains to be seen, however, whether subsidies continue at the same level. In the short-term we are not expecting any reversals in the political conditions here.

Furthermore, in 2004 Q-Cells AG also continued to diversify its **customer portfolio,** which concentrates on large customers, and acquired further customers. Our strategic objective is to continue to expand long-term strategic partnerships with the most important customers and to continue to increase the number of customers, particularly abroad. In this way the dependency on individual markets, and in particular on the German market, should be reduced.

Photovoltaic systems are usually mainly financed by debt. The present comparatively low level of interest rates and resulting low cost of debt have had a positive effect on the profitability of photovoltaic systems. An increase in interest rates would reduce the profitability of photovoltaic systems due to higher borrowing costs and hence could negatively affect the demand for photovoltaic cells. We do not expect a significant increase in interest rates in the short- and medium-term.

Last year our sales market was a seller's market worldwide. Demand clearly exceeded the volumes produced. This is also expected to be the case for the next few years.

Purchasing market

Availability of the most important raw material for the solar industry, silicon, is expected to be restricted in the years 2005 to 2007 and, thus, growth rates in the industry will slow down for this period. Since not only existing suppliers but also new suppliers are expected to enter the market, Q-Cells AG expects there to be a slight easing on the supplier side beginning in the second half of 2007. From this point in time potential shortages should begin to ease and growth rates are expected to climb again with continued excess demand.

In order to secure supply, Q-Cells AG has reinforced its wafer procurement department and now also focuses intensively on the downstream stages of the value chain. As a result, Q-Cells AG was able to successfully expand its procurement base and has partially secured its increasing volume requirements for 2005 and thereafter. Q-Cells AG is supported by its long-term established strategic partnerships with selected, efficient suppliers.

The purchasing commitments to suppliers resulting from these measures lead to price and volume risks. We endeavor to mitigate these risks by matching commitments from purchase contracts with those from sales contracts.

Furthermore, we are investing in new technologies which will reduce the silicon consumption in the manufacture of our solar cells.

Business relationships

Q-Cells AG maintains material business relationships to related parties including the largest supplier of Q-Cells AG, ScanWafer belonging to the REC Group, as well as the largest customer of Q-Cells AG, Solon AG. As a result of these relationships the company has conflicts of interest and dependencies on related parties. There is no guarantee that future transactions with related parties can always be performed at conditions which are in the best interest of the company. Additionally, business relationships with related parties may not or may not be maintained to the same extent as at present in the future.

Products/production

As manufacturer and seller of photovoltaic cells, Q-Cells AG gives a warranty on its products and is exposed to warranty risks. We guarantee that our cells achieve at least 90% of nominal performance for ten years. There have been no significant claims to date.

Q-Cells manufactures exclusively at one location. Production stoppages could have a negative effect on the financial position and results of operations of the company.

Since there are currently five production lines in Thalheim the breakdown of one line or of an area only leads to a partial restriction in production. At the beginning of 2006 Q-Cells AG is expected to have access to eight production lines so that stoppages of a line or an area can be compensated for even better.

We are able to reduce the residual production stoppage risk, through the constant further qualification of our employees as well as through the permanent optimization and systematically monitored maintenance of our equipment.

Technology

As in many other industries, Q-Cells AG is also exposed to the risk that it may have to accept substantial damage to its competitive position due to a revolutionary technological innovation by competitors.

Not only in order not to miss new developments but also, above all, to influence these until now Q-Cells AG has, in its opinion, established one of the most efficient research and development teams in the area of solar cell technology. The internal technological competence is ensured by Q-Cells AG through joint projects and close cooperation with leading universities and institutes as well as with strategic partners on the supplier and customer side. Q-Cells AG objectively involves itself in promising new future technologies through investments in joint ventures.

Financial risks

The strong expansion of Q-Cells AG creates a high capital requirement. Q-Cells AG ensures this with an adequate equity capital ratio. Our economic equity, including part of deferred investment grants and subsidies, silent partners' interests and profit participation rights capital, amounted to € 69.6 million as at December 31, 2004 and the corresponding equity ratio amounted to 65.9%.



Foreign currency risks arise for Q-Cells AG from the fact that we partially buy in US dollars and do not sell to the same extent in US dollars. We constantly observe currency developments and will carry out hedging measures if necessary.

As part of purchasing and hedging measures it may be necessary to make advance payments to suppliers. Credit losses could arise from these.

A timely and efficient financial controlling function in connection with a customer evaluation system reduces the probability of bad debts.

Interest fluctuation risks exist with regard to bank loans and overdrafts which are mainly related to long-term loans. These relate to a variable interest investment loan (3-, 6- and 12-month EURIBOR plus margin), two variable-interest loans (starting at 5.6%, maximum interest 7.0%) and two fixed interest loans with interest rates at 4.8% and 5.0%.

The company receives official subsidies and grants in connection with capacity expansion and extension. The issued grant decisions have a total value of approximately € 21.0 million, of which € 10.1 million had been disbursed as at December 31, 2004. The payment of the funds is always subject to the institutions that grant these funds (EU, Federal, State of Saxony-Anhalt) having the funds available or budgeting for these funds (Federal, State of Saxony-Anhalt). Due to this proviso, there is a risk of late or no payment of the remaining outstanding undisbursed amounts.

Furthermore, the granting of these grants is generally tied to the observance of certain rules and conditions some of which extend over several years and into the future. If they are not fulfilled, Q-Cells AG could be threatened with the obligation to repay all or part of the assistance received which would have a disadvantageous effect on the economic position of the company.

Overall risk/going concern risk The overall risk/going concern risk is reduced by the following major factors:

- Q-Cells AG operates in an attractive market with long-term, high-growth potential.
- Q-Cells AG is market leader in Europe and is one of the market leaders worldwide.
- Q-Cells AG works with the latest production equipment.
- Q-Cells AG implements the newest technology and is very involved in research and development.
- Q-Cells AG has a very high variable-cost portion since the main cost item for us is cost of materials and, as a result, it can react flexibly to change in demand.

OUTLOOK

Long-term high growth rates planned – world market share will be increased in the next few years

The fast growth of the photovoltaic market will, in our estimation, continue without interruption for the foreseeable future subject to stable political conditions. According to current knowledge, in the long-term there are only two options to cover the world energy requirement: nuclear energy (e.g. "fusion reactor") or solar energy. The advantages of solar energy are mainly that it is environmentally friendly (no disposal problems, no additional earth warming, and no toxic waste) and its unlimited availability.

The political targets are in line with these: The European Union (EU) has bound the member states to a significantly increasing proportion of renewable energy. By 2020 20% of the total energy consumption is to be covered by renewable energies and their share of energy generated is expected to amount to 34% (in Germany currently 5%).

Certain sources (CLSA, Asian Pacific Markets (Credit Lyonnais) in its sunscreen study, RWE, Schott Solar, EPIA/ Greenpeace) estimate the annual growth rate of the worldwide photovoltaic market at 25 – 30% p.a. by 2010. We would like to grow at least with the market.

Q-Cells AG intends to use the high market growth in order to continue to constantly expand its current export share of 25.8%. After 2004, in which demand was additionally stimulated particularly by the German EEG and in addition to the continued demand from Germany, growing demand is expected in particular from Asia and from other European countries in 2005. Q-Cells AG would like to directly use the market opportunities resulting from this.

In the first quarter of the year 2005 Q-Cells AG was able to continue to increase production and sales as planned. From January to March solar cells were produced with a performance of about 30 MWp and revenues of € 52.8 million were generated. Customer demand is also higher than our production volumes in 2005. The purchases and the sales volumes for the whole of the planned production capacity of over 150 MWp for 2005 have been contractually secured.

As a result of the expected continuing high demand, capacity expansion is being pursued at all stages of the photovoltaic value added chain so that in the medium-term quality, efficiency and production costs will increasingly determine the competitive position. Capital expenditure funds for plant 4, currently the largest cell plant in Europe, have been called up as planned. Already in April 2005 the first cells were produced in the new plant.

In order to utilize the growth potential of the next few years Q-Cells AG has concluded long-term contracts both on the buying and on the sales sides. With these, Q-Cells AG is now securing part of future demand for preliminary products for the next few years.

One of the possibilities of financing further expansion and strengthening the equity basis would be to generate internal funds on the stock exchange. At the moment a public offering by 2007 at the latest is being considered.

In the first few months of 2005, investments in future technologies were also expanded further.

- We have increased our investment in the thin-film technology company CSG Solar AG to € 6.5 million by way of further capital injections of € 5.5 million and have commenced building a production line with a nominal capacity of 25 MWp.
- As part of the joint venture EverQ GmbH there are plans to construct an integrated wafer/cell/module plant in Thalheim with an annual production output of 30 MWp. The string ribbon technology applied there saves silicon and is cheaper than the technologies used until now.

The development of further promising technologies is aimed at yielding further cost reductions, lower dependency on the silicon market and securing our market position.

The EEG imposes constant cost savings on our industry in order to improve its competitiveness with conventional energy sources and for it to be competitive in future in terms of price without government incentives. The feed-in tariffs granted since 2004 decrease annually by 5% and from January 1, 2006 by 6.5% for stand-alone systems. This should lead to a corresponding reduction in annual costs and sales prices of 5% or 6.5% for photovoltaics, which we see as attainable.

Further countries have started to support photovoltaics, in other countries support measures are in preparation so that dependency on the domestic German market and its assistance conditions will, in our opinion, be reduced further.

The worldwide growing requirement for energy, the constant and climbing demand for solar energy and solar cells and the foreseeable price reductions for solar energy are expected to make photovoltaics more attractive year by year and will ensure a permanently positive development in our industry.

With the rapid expansion of production capacities, the stepped-up research and development both in the area of our core products and in the area of future technologies, and the concentration on constant product improvements, cost reductions and productivity increases Q-Cells AG has significantly strengthened its basis for further future growth and equipped itself well for the future.

Thalheim, July 6, 2005
Executive board members of Q-Cells AG

ANTON MILNER
CEO

REINER LEMOINE
CTO

THOMAS SCHMIDT
COO

DR. RER. POL. HARTMUT SCHÜNING
CFO

IFRS BALANCE SHEET
as at December 31, 2004

ASSETS	Note	12/31/2004 € '000	12/31/2003 € '000
A. NON-CURRENT ASSETS			
I. Intangible assets	**2.2, 3.1**	608.7	196.7
II. Property, plant and equipment	**2.3, 3.2**	66,424.8	27,113.2
III. Non-current financial assets	**2.4, 3.3**	1,030.4	5.6
		68,063.9	**27,315.5**
B. CURRENT ASSETS			
I. Inventories	**2.5, 3.4**	14,698.9	12,696.9
II. Trade accounts receivable	**2.6, 3.5**	17,371.0	5,881.5
III. Other receivables and assets	**2.6, 3.6**	10,837.0	5,324.3
IV. Cash and cash equivalents	**2.7, 3.7**	2,527.2	1,404.9
		45,434.1	**25,307.6**
TOTAL ASSETS		**113,498.0**	**52,623.1**

LIABILITIES AND SHAREHOLDERS' EQUITY	Note	12/31/2004 € '000	12/31/2003 € '000
A. SHAREHOLDERS' EQUITY	**2.8, 3.8**		
I. Subscribed capital		10,085.7	89.7
II. Capital reserves		12,412.9	8,502.6
III. Retained earnings		12,636.6	1,739.3
		35,135.2	**10,331.6**
B. DEFERRED INVESTMENT GRANTS AND SUBSIDIES	**2.9, 3.9**	**20,074.8**	**11,862.3**
C. NON-CURRENT LIABILITIES			
I. Profit participation rights capital	**2.10, 3.10**	14,407.1	0.0
II. Silent partners' interests	**2.13, 3.11**	4,092.0	4,092.0
III. Non-currrent financial liabilities	**2.13, 3.12**	7,875.1	4,809.5
IV. Other non-current liabilities	**2.13, 3.13**	4,775.9	81.5
V. Deferred taxes	**2.11, 3.14**	810.3	513.8
		31,960.4	**9,496.8**
D. CURRENT LIABILITIES			
I. Current financial liabilities	**2.13, 3.15**	6,094.0	10,093.1
II. Trade accounts payable	**2.13, 3.16**	8,648.9	7,456.0
III. Taxes payable	**2.13, 3.17**	5,768.1	75.0
IV. Other provisions	**2.12, 3.18**	3,790.9	1,436.5
V. Other current liabilities	**2.13, 3.19**	2,025.7	1,871.8
		26,327.6	**20,932.4**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**113,498.0**	**52,623.1**

IFRS INCOME STATEMENT
for the period January 1 through December 31, 2004

	Note	2004 € '000	2003 € '000
1. Revenues	4.1	128,697.0	48,752.3
2. Changes in finished goods inventories		–1,158.9	4,812.3
3. Other work performed by the company and capitalized		416.1	127.5
4. Other operating income	4.2	3,340.5	1,525.8
5. Cost of materials	4.3		
a) Cost of raw materials, consumables and supplies and of purchased merchandise		85,179.4	37,709.6
b) Cost of purchased services		1,010.3	249.8
6. Personnel expenses	4.4		
a) Wages and salaries		10,046.0	4,518.5
b) Social security costs and pension and benefits expenses		1,890.0	867.8
c) Stock option expense		345.2	0.0
7. Amortization, depreciation and impairment losses	4.5	5,200.7	3,232.4
8. Other operating expenses	4.6	7,992.5	3,385.2
9. Other taxes		26.4	1.3
10. Operating income		**19,604.2**	**5,253.3**
11. Income from other securities and non-current loans		0.0	2.3
12. Interest and similar income	4.7	152.7	183.9
13. Interest and similar expenses	4.7	1,278.8	972.0
14. Profits transferred under partial profit transfer agreements	4.7	172.1	172.1
15. Income before taxes		**18,306.0**	**4,295.4**
16. Income taxes	4.8	5,924.2	1,290.1
17. Net income		**12,381.8**	**3,005.3**

Earnings per share		**2004**	**2003**
Basic earnings per share in € per share	4.9	1.31	0.38
Diluted earnings per share in € per share	4.9	1.31	0.38

IFRS STATEMENT OF CASH FLOWS
for the period January 1 through December 31, 2004

	Notes	2004 € '000	2003 € '000
Net income		12,381.8	3,005.3
Income tax expense		5,924.2	1,290.1
Depreciation, amortization and impairment losses		5,200.7	3,232.4
Other non-cash income and expenses		−197.6	0.0
Amortization of deferred investment grants and subsidies		−2,287.1	−1,154.4
Change in provisions		8,047.5	926.9
Loss on disposal of non-current assets		0.0	41.7
Change in inventories, receivables and other assets		−10,248.2	−11,836.9
Change in other liabilities		−12,937.2	4,628.2
Interest and similar income		−152.7	−183.9
Interest and similar expenses		1,278.8	972.0
Liquid funds generated by operating activities		**7,010.2**	**921.4**
Interest paid		−860.1	−330.8
Interest received		207.2	0.0
Cash provided by operating activities	5.	**6,357.3**	**590.6**
Capital expenditures on intangible assets		−469.1	−196.5
Proceeds from disposal of property, plant and equipment		107.7	0.0
Capital expenditures on property, plant and equipment		−34,648.2	−14,848.6
Acquisitions of equity investments		−1,027.3	−5.6
Proceeds from disposal of equity investments (2003: collection of other loans receivable)		2.5	100.0
Proceeds from investment grants and subsidies		6,785.2	5,922.0
Cash used in investing activities	5.	**−29,249.2**	**−9,028.7**
Proceeds from contributions to shareholders' equity		10,507.5	4,000.7
Proceeds from profit participation rights capital issued (silent partners' interests)		14,400.0	354.0
Repayments of silent partners' interests		0.0	−231.0
Proceeds from loans obtained		9,519.9	3,882.8
Repayments of loans		−2,118.4	−497.2
Change in current account overdrafts and interim financing		−8,294.8	2,309.7
Cash provided by financing activities	5.	**24,014.2**	**9,819.0**
Change in liquid funds		1,122.3	1,380.9
Balance of liquid funds at beginning of period		1,404.9	24.0
Balance of liquid funds at end of period	5.	**2,527.2**	**1,404.9**

IFRS STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
for the period January 1 through December 31, 2004

	Subscribed capital € '000	Capital reserves € '000	Revenue reserves € '000	Retained earnings/ accumulated deficit € '000	Total € '000
01/01/2003	**76.4**	**2,005.9**	**0.0**	**−1,266.0**	**816.3**
Capital increases	13.3	6,496.7	0.0	0.0	6,510.0
Net income	0.0	0.0	0.0	3,005.3	3,005.3
12/31/2003	**89.7**	**8,502.6**	**0.0**	**1,739.3**	**10,331.6**
Capital increases	19.9	12,096.8	0.0	0.0	12,116.7
Costs of raising equity (after tax)	0.0	−40.1	0.0	0.0	−40.1
Transfer to revenue reserves	0.0	0.0	1,484.5	−1,484.5	0.0
Capital increase from reserves	9,976.1	−8,491.6	−1,484.5	0.0	0.0
Stock option program	0.0	345.2	0.0	0.0	345.2
Net income	0.0	0.0	0.0	12,381.8	12,381.8
12/31/2004	**10,085.7**	**12,412.9**	**0.0**	**12,636.6**	**35,135.2**

NOTES TO THE IFRS FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR 2004

1. GENERAL INFORMATION

1.1 Introduction

Q-Cells AG operates in the sunrise market of photovoltaics and specializes in the development, production and marketing of high-quality solar cells. The company was founded in 1999 and today is one of the largest and fastest growing companies in the industry world-wide.

The company has 484 employees at December 31, 2004.

Q-Cells AG is entered in the commercial register of the local court in Stendal under the number HRB 16621.

The registered office of the company is at Guardianstraße 16, 06766 Thalheim, Germany.

1.2 Significant events during the year

Three additional production lines became operational in June, July and August 2004, bringing the nominal capacity to 170 MWp at year-end 2004.

In September 2004, construction began on line 4 which has an additional nominal capacity of approximately 180 MWp.

The first Q8 cells were produced in November 2004.

2. ACCOUNTING POLICIES

2.1 Bases of financial reporting

These separate financial statements of Q-Cells AG, which were prepared voluntarily, and the comparative information contained therein were prepared without limitation in accordance with all International Financial Reporting Standards (IFRS/IAS) and the interpretations of the International Accounting Standards Board (IASB) effective at the balance sheet date. Standards that became effective January 1, 2005 were applied voluntarily as recommended.

National financial reporting regulations do not require Q-Cells AG to prepare consolidated financial statements. These IFRS financial statements are separate financial statements of Q-Cells AG. Consolidated IFRS financial statements were not prepared since the only company controlled by Q-Cells AG within the meaning of IAS 27.13 as at December 31, 2004 was Topas 107. VV GmbH, Berlin (since February 11, 2005: EverQ GmbH). EverQ GmbH was a shell company at December 31, 2004, not yet having commenced any operating activities. Furthermore, 75.1% of the shares were sold on January 14, 2005 in order to form a joint venture. Since EverQ GmbH is insignificant to the presentation of the net assets, financial position and results of operations as well as cash flows for the year ended December 31, 2004, consolidated financial statements were not prepared.

The following standards revised under the IASB's Improvements Project were adopted early on a voluntary basis:

IAS 1	Presentation of Financial Statements
IAS 2	Inventories
IAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10	Events After the Balance Sheet Date
IAS 16	Property, Plant and Equipment
IAS 17	Leases
IAS 21	The Effects of Changes in Foreign Exchange Rates
IAS 24	Related Party Disclosures
IAS 27	Consolidated and Separate Financial Statements
IAS 28	Investments in Associates
IAS 31	Investments in Joint Ventures
IAS 33	Earnings per Share

The early adoption of these standards did not lead to any changes in accounting policies. However, required note disclosures were affected.

The following revised and new standards were also adopted early:

IAS 36	Impairment of Assets (revised 2004)
IAS 38	Intangible Assets (revised 2004)
IAS 32	Financial Instruments: Disclosure and Presentation (revised 2004)
IAS 39	Financial Instruments: Recognition and Measurement (revised 2004)
IFRS 2	Share-based Payment

The adoption of IFRS 2 resulted in the recognition of an expense for the options issued under the stock option program in 2004 and a corresponding increase in shareholders' equity. The effects on these financial statements of applying IFRS 2 to the stock option program are set out in notes 2.8 and 3.8. Otherwise, the early adoption of these standards resulted in the note disclosures they require.

The executive board of Q-Cells AG issued the voluntarily-prepared IFRS financial statements as at December 31, 2003 in June 2005 by delivering and mailing them to the shareholders. On August 8, 2005, the executive board revised the 2003 IFRS financial statements with respect to presentation of the income statement, statement of cash flows and comparative prior year figures, earnings per share and related party disclosures.

The financial year is the calendar year. Under IFRS, the balance sheet is classified into current and non-current assets and liabilities. The income statement was prepared using the nature of expense format.

The reporting currency is the euro. All amounts are given in thousands of euro (€ thousand), unless stated otherwise. Amounts are rounded to the nearest thousand (500 is rounded up). This can lead to rounding differences.

The financial statements are generally based on the historical cost principle and have been prepared in accordance with the accounting policies set out below.

The preparation of financial statements normally requires judgement to be exercised and estimates to be made. Estimates are based on historical experience and other information about the transactions to be accounted for. Actual future outcomes of individual matters accounted for based on estimates and assumptions may deviate. Estimates and the assumptions they are based on are therefore regularly reviewed and assessed with respect to possible effects on the financial statements.

2.2 Intangible assets

Purchased intangible assets are valued at purchase price plus incidental acquisition cost. They are amortized straight-line over an estimated useful life of five years, which corresponds to the pattern in which the assets' economic benefits are consumed.

Internally generated intangible assets are capitalized at their development cost once future economic benefits are expected to flow to the company, technological feasibility has been demonstrated and costs can be measured reliably. They are amortized straight-line over their estimated useful life (five years). Research and development projects in progress are reviewed for capitalisable development costs using constant project and milestone analyses.

If the conditions for capitalization are not met, the costs are expensed in the year incurred.

Intangible assets are tested for impairment when conditions or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized in income when the carrying value of an asset exceeds its recoverable amount.

2.3 Property, plant and equipment

Property, plant and equipment is stated at cost net of accumulated regular and usage-related depreciation. Borrowing costs are not capitalized.

Property, plant and equipment is depreciated straight-line over its economic useful life.

The depreciation period for the following assets is:

Depreciation period of property, plant and equipment

Buildings	19 to 33 years
Technical equipment and machinery	5 to 6.67 years
Other equipment, plant and office equipment	3 to 14 years

Property, plant and equipment is tested for impairment when conditions or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized in income when the carrying value of an asset exceeds its recoverable amount.

Property, plant and equipment under finance leases

Q-Cells AG entered into a lease agreement for a production line during 2004. The lease agreement has a lease term of 60 months without any renewal or purchase options.

The leased asset is capitalized at the lower present value of the minimum lease payments and a liability recognized at the same amount.

Leased assets are depreciated straight-line over the lease term.

Lease payments are split into their interest and principal components. The interest component is determined by applying a constant interest rate to the remaining principal balance of the liability.

2.4 Non-current financial assets

Non-current financial assets consist of investments in

- CSG Solar AG, Thalheim
- EverQ GmbH, Thalheim
- CPI – ChemiePark Institut GmbH, Bitterfeld

These investments are valued at cost. The fair value at the balance sheet date did not change that valuation.

2.5 Inventories

Inventories consist of raw materials, consumables and supplies as well as finished goods and purchased merchandise and on-account payments made.

Raw materials, consumables and supplies are valued at acquisition cost.

Finished goods are stated at production cost, purchased merchandise at acquisition cost and on-account payments made at nominal value.

Production cost includes direct material and direct labour costs as well as appropriate allocations of material and production overheads and production-related depreciation and amortization of non-current assets. Administrative costs are included to the extent they can be attributed to production.

Where inventories are impaired in value, write-downs are made to reduce the carrying value to the lower net realizable value.

2.6 Trade accounts receivable and other receivables and assets

Receivables and other assets are stated at nominal value.

Timely and effective financial controls in combination with a customer assessment system reduce the probability of credit losses on receivables. At the time of preparation of these financial statements, no receivables from 2004 remained unpaid.

Receivables denominated in foreign currencies are translated at the average exchange rate in effect on the transaction date and subsequently translated at the year-end exchange rate.

2.7 Cash and cash equivalents

Cash and cash equivalents are included at nominal value at the balance sheet date, foreign currencies are translated at the average exchange rate on the balance sheet date.

2.8 Stock option program

The stock option program enables certain employees to acquire shares in the company. The annual shareholders' meeting on December 29, 2003 resolved to issue subscription rights under an employee stock option program (resolution on the issue of up to 8,900 subscription rights). 6,335 employee options were outstanding on December 31, 2004. The options were recognized at fair value in accordance with IFRS 2 and charged to personnel expense with a corresponding increase in shareholders' equity (capital reserves). See note 3.8 for further details.

2.9 Investment grants and subsidies

Investment grants and subsidies are deferred as liabilities and amortized to income over the useful lives of the related assets. Investment grants and subsidies are recognized when the company receives the funds or when there is reasonable assurance that it is probable that the funds will be received.

2.10 Profit participation rights capital

Profit participation rights capital was recognized at acquisition cost, which corresponds to the fair value of the consideration received. Transaction costs are also included. Subsequent to acquisition, profit participation rights capital is valued at amortized cost using the effective interest method.

2.11 Deferred taxes

Deferred taxes are calculated using the liability method, which is common practice internationally. Deferred tax assets are offset if there is a right to set off current income tax assets against current income tax liabilities and if the deferred tax assets and liabilities relate to income taxes levied by the same tax authorities on Q-Cells AG. Deferred taxes are calculated using a tax rate of 33.07%.

2.12 Other provisions

Other provisions are measured based on the best estimate to determine the amount of all obligations of uncertain timing or amount that arise from past transactions or events.

Provisions are valued such that they sufficiently reflect recognizable commitments and risks.

2.13 Other liabilities

Other non-current liabilities are stated at amortized cost or at present value (finance lease liabilities) and current liabilities are included at nominal value. Liabilities denominated in foreign currencies are translated at the average exchange rate on the balance sheet date. Currency translation differences are recognized in income.

Finance lease obligations are split between current and non-current liabilities based on when amounts are due.

2.14 Recognition of income and expenses

Revenues and other operating income are recognized upon delivery of goods or performance of services, i.e. when risks and rewards are transferred to the customer.

Operating expenses are recognized in the income statement when goods or services are received or when they are incurred.

Interest income is recognized on a straight-line basis, depending on the contractual obligation, some interest expenses incurred are recognized using the effective interest method and some on a straight-line basis.

Warranty provisions are set up when the corresponding revenues are recognized.

3. NOTES TO INDIVIDUAL BALANCE SHEET ITEMS

Non-current assets

3.1 Intangible assets

Recognized intangible assets amounted to € 608.7 thousand (December 31, 2003: € 196.7 thousand) at December 31, 2004.

Changes in intangible assets are as shown in the following table:

	Cost				Amortization and impairment losses			Net book values	
	01/01	Additions	Reclass-ifications	12/31	01/01	Additions	12/31	01/01	12/31
	€ '000	€ '000	€ '000	€ '000	€ '000	€ '000	€ '000	€ '000	€ '000
2003									
Industrial rights and similar rights and assets	549.5	93.1	4.9	647.5	130.4	423.8	554.2	419.1	93.3
Development costs for internally generated intangible assets	0.0	103.4	0.0	103.4	0.0	0.0	0.0	0.0	103.4
	549.5	**196.5**	**4.9**	**750.9**	**130.4**	**423.8**	**554.2**	**419.1**	**196.7**
2004									
Industrial rights and similar rights and assets	647.5	206.2	21.4	875.1	554.2	73.9	628.1	93.3	247.0
Development costs for internally generated intangible assets	103.4	262.8	0.0	366.2	0.0	4.5	4.5	103.4	361.7
	750.9	**469.0**	**21.4**	**1,241.3**	**554.2**	**78.4**	**632.6**	**196.7**	**608.7**

Development costs for internally generated intangible assets totaling € 262.8 thousand (2003: € 103.4 thousand) were capitalized during 2004. Non-capitalisable research and development costs of € 861.0 thousand were expensed.

Development costs for various projects were capitalized in 2004:

- development of the Q8 cell in a larger format (210 by 210 mm),
- development of a modified etching technology (acidic texturing) which helps improve efficiency,
- development of a back contact cell to improve current extraction,
- development of a modified cell surface structure (alkaline texturing of monocrystalline wafers) which helps improve efficiency.

	Cost					
	01/01 € '000	Additions € '000	Disposals € '000	Reclassifications € '000	12/31 € '000	01/01 € '000
2003						
Land and buildings	2,381.8	479.3	0.0	2,983.2	5,844.3	92.2
Technical equipment and machinery	10,624.3	1,334.1	0.0	9,431.9	21,390.3	1,572.4
Other equipment, plant and office equipment	261.0	590.8	0.0	451.8	1,303.6	97.2
On-account payments and construction in progress	3,614.5	12,444.4	41.4	−12,871.8	3,145.7	0.0
	16,881.6	**14,848.6**	**41.4**	**−4.9**	**31,683.9**	**1,664.6**
2004						
Land and buildings	5,844.3	615.0	0.0	1,814.4	8,273.7	220.6
Technical equipment and machinery	21,390.3	9,704.0	8.6	15,154.6	46,240.3	4,061.7
Other equipment, plant and office equipment	1,303.6	877.5	35.5	151.5	2,297.1	288.4
On-account payments and construction in progress	3,145.7	33,746.1	451.4	−17,141.9	19,298.5	0.0
	31,683.9	**44,942.6**	**495.5**	**−21.4**	**76,109.6**	**4,570.7**

3.2 Property, plant and equipment

Changes in property, plant and equipment are as shown in the following table:

Depreciation			Net book values	
Additions € '000	Disposals € '000	12/31 € '000	01/01 € '000	12/31 € '000
128.4	0.0	220.6	2,289.6	5,623.7
2,489.3	0.0	4,061.7	9,051.9	17,328.6
191.2	0.0	288.4	163.8	1,015.2
0.0	0.0	0.0	3,614.5	3,145.7
2,808.9	**0.0**	**4,570.7**	**15,119.8**	**27,113.2**
217.7	0.0	438.3	5,623.7	7,835.4
4,517.9	1.7	8,577.9	17,328.6	37,662.4
386.7	6.5	668.6	1,015.2	1,628.5
0.0	0.0	0.0	3,145.7	19,298.5
5,122.3	**8.2**	**9,684.8**	**27,113.2**	**66,424.8**

Significant additions to technical equipment and machinery relate to the ongoing construction of line 4. Production line 4 is scheduled for completion at the end of 2005 and will have an additional nominal capacity of approximately 180 MWp.

There are land charges totaling € 31,948.6 thousand on both operating facilities in favor of the banks providing the financing. Furthermore, the machinery and equipment of the individual lines was assigned as collateral.

Property, plant and equipment under finance leases

Q-Cells AG entered into a lease agreement to lease a solar cell production line during 2004. The lease commences in December 2004, the lease term is 60 months. The lease calls for 60 lease payments of € 111.0 thousand each. In addition, the first installment will include an additional payment of 20.0% (€ 1,487.5 thousand).

Acquisition cost of assets under finance leases was € 7,437.5 thousand, the net book value was € 7,313.6 thousand at December 31, 2004 (December 31, 2003: € 0.0 thousand).

The first lease payment of € 1,598.5 thousand, including interest expense of € 22.7 thousand, was paid in 2004.

The following table provides an overview of the development of finance lease obligations existing as at December 31, 2004 in the short and long term:

Property, plant and equipment under finance leases	12/31/2004		
	Total minimum lease payments € '000	Interest expense € '000	Present value of minimum lease payments € '000
Less than one year	1,331.6	245.8	1,085.8
Between one and five years	5,215.4	439.5	4,775.9
	6,547.0	**685.3**	**5,861.7**

Q-Cells AG, being the lessee, has a contractual obligation to insure the leased asset against risks and to assign the resulting insurance claims to the lessor. In addition, Q-Cells AG bears the risk of loss and total or partial damage of the asset and is therefore obligated to protect the asset against unauthorized access by third parties.

3.3 Non-current financial assets

The company has the following non-current financial assets:

	Proportion of shareholders' equity held 12/31/2004 %	12/31/2004 € '000	12/31/2003 € '000
CSG Solar AG, Thalheim	21.19	1,000.0	0.0
Topas 107.VV GmbH, Berlin (name changed to EverQ GmbH on 2/11/2005)	100.00	27.3	0.0
CPI-ChemiePark-Institut GmbH, Bitterfeld	6.10	3.1	3.1
Other		0.0	2.5
		1,030.4	**5.6**

CSG Solar AG, Thalheim, produces photovoltaic modules on the basis of a thin film technology. This technology combines the advantages of the proven silicon technology with the advantages of thin film. The technology consumes less than 1% of the silicon consumed per Wp by conventional modules.

Construction of a first plant with two production lines started at the beginning of 2005. The first products are expected to be delivered during the first half of 2006.

Q-Cells AG founded a joint venture with the US company Evergreen Solar, Inc., Marlboro, at the beginning of 2005. The objective of the joint venture is the production and marketing of wafers, cells and modules based on string ribbon technology. Q-Cells AG currently owns 24.9% of the new company, **EverQ GmbH**. For this purpose, Q-Cells AG acquired Topas 107.VV GmbH, Berlin in December 2004, which changed its name to EverQ GmbH on February 11, 2005.

Construction of an initial plant is expected to start during the second half of 2005. The first products are expected to be delivered during the first half of 2006.

In addition, Q-Cells AG holds a participation of 6.1% in **CPI-ChemiePark-Institut GmbH** (CPI), Bitterfeld at the balance sheet date. CPI is a company founded to perform primary industrial research and to market the research results gained. Q-Cells has the option of engaging this company to perform research and development.

Current assets

3.4 Inventories

	12/31/2004 € '000	12/31/2003 € '000
Raw materials, consumables and supplies	5,800.6	4,347.5
Finished goods and purchased merchandise	5,985.4	8,197.9
On-account payments	2,912.9	151.5
	14,698.9	**12,696.9**

All inventories of raw materials, consumables and supplies, finished goods and purchased merchandise have been assigned to the lending banks as collateral to secure existing short-term financial liabilities.

3.5 Trade accounts receivable

Trade accounts receivable are due within one year.

Trade accounts receivable have risen significantly to € 17,371.0 thousand at the balance sheet date (December 31, 2003: € 5,881.5 thousand) due to increased salesvolumes.

The company's foreign currency receivables amounted to € 214.9 thousand (USD 293.2 thousand) at the balance sheet date.

All accounts receivable have been assigned to the lending banks as collateral for short-term bank loans and overdrafts.

3.6 Other receivables and assets

Receivables and other assets are all due within one year.

	12/31/2004 € '000	12/31/2003 € '000
Investment subsidies receivable from tax authorities	6,463.0	3,336.3
Receivables under investment contracts with investors	2,609.2	1,000.0
Grants receivable from the state of Saxony-Anhalt under the community task project "Improvement of the regional economic structure"	715.0	127.3
Other assets	1,049.8	860.7
	10,837.0	**5,324.3**

3.7 Cash and cash equivalents

Cash and cash equivalents of € 2.527.2 thousand (December 31, 2003: € 1,404.9 thousand) comprise primarily cash on hand and bank balances.

3.8 Shareholders' equity

See the statement of changes in shareholders' equity for further information regarding the changes in shareholders' equity of Q-Cells AG during 2004.

Based on shareholders' equity of € 35,135.2 thousand as shown in the balance sheet, the equity ratio is 31.0% at the balance sheet date (December 31, 2003: 19.6%).

Share capital

Subscribed capital at the balance sheet date amounts to € 10,085.7 thousand and is divided into 10,085,684 registered shares with limited transferability. The shares give their holders the right to vote at the annual shareholders' meeting and to participate in dividends resolved upon.

Authorized capital

The executive board was empowered by a resolution of the annual shareholders' meeting dated August 25, 2000 to increase, on approval by the supervisory board, once or several times the subscribed capital of the company by up to € 37.5 thousand (authorized capital) by July 31, 2005 by issuing new, registered no-par-value shares with restricted transferability in return for non-cash or cash contributions. The executive board is empowered, on approval by the supervisory board, to decide on exclusion of shareholders' subscription rights and to lay down further details of each capital increase.

By partially utilizing authorized capital, the executive board has increased subscribed capital by € 1.9 thousand from € 89.7 thousand to € 91.6 thousand at a price of € 1.00 per share under a resolution dated January 16, 2004. Contributions of € 998.4 thousand were made to capital reserves. The new shares are entitled to profits from January 1, 2004. Subscription rights of existing shareholders were excluded. The capital increase was entered in the commercial register on February 26, 2004.

By partially utilizing authorized capital, the executive board has increased subscribed capital by € 5.3 thousand from € 91.6 thousand to € 96.9 thousand at a price of € 1.00 per share under a resolution dated February 17, 2004. Contributions of € 3,994.4 thousand were made to capital reserves. The new shares are entitled to profits from January 1, 2004. Subscription rights of existing shareholders were excluded. The capital increase was entered in the commercial register on March 16, 2004.

By partially utilizing authorized capital, the executive board has increased subscribed capital by € 12.7 thousand from € 96.9 thousand to € 109.6 thousand at a price of € 1.00 per share under a resolution dated May 24, 2004. Contributions to capital reserves of € 7,104.0 thousand were agreed upon, of which € 4,494.8 thousand were received by the balance sheet date. The new shares are entitled to profits from January 1, 2004. Subscription rights of existing shareholders were excluded. The capital increase was entered in the commercial register on August 5, 2004.

The annual shareholders' meeting on August 23, 2004 released the existing authorized capital and resolved upon new authorized capital as follows: The executive board is empowered, on approval by the supervisory board, to increase once or several times the subscribed capital of the company by up to € 5,042.8 thousand by July 31, 2009 by issuing new, registered shares with restricted transferability in return for non-cash or cash contributions. The executive board is empowered, on approval by the supervisory board, to decide on exclusion of shareholders' subscription rights and to lay down further details of each capital increase. The resolution was entered in the commercial register on September 8, 2004. Authorized capital amounts to € 5,042.8 thousand at the balance sheet date.

Capital increase from reserves

Additionally, the annual general meeting on August 23, 2004 resolved to transfer an amount of € 1,484.5 thousand to other revenue reserves from 2003 earnings (based on German Commercial Code accounting principles) retained of € 3,157.1 thousand and to carry forward the remaining profit (based on German Commercial Code accounting principles) of € 1,672.6 thousand.

The annual shareholders' meeting on August 23, 2004 then resolved to increase capital from reserves in the amount of € 9,976.1 thousand by converting to subscribed capital € 8,491.6 thousand of capital reserves and € 1,484.5 thousand of other revenue reserves which had been appropriated from retained earnings for 2003. Consequently, subscribed capital increased to € 10,085.7 thousand. The capital increase was carried out by issuing 9,976,057 new registered no-par-value shares without nominal value to the company's shareholders in the ratio of 91 new shares to one old share. The new shares are entitled to profits from the beginning of 2004. The capital increase was entered in the commercial register on September 8, 2004.

Capital increases	Date	Number of shares
01/01/2004		**89,697**
Capital increase	2/26/2004	1,905
Capital increase	3/16/2004	5,333
Capital increase	8/5/2004	12,692
Capital increase from reserves	9/8/2004	9,976,057
12/31/2004		**10,085,684**

Capital reserves

Capital reserves result from additional contributions required to be made by shareholders upon the issuance of shares and is not available for distribution due to restrictions under German share law.

In these separate IFRS financial statements as at December 31, 2004, capital reserves as calculated in accordance with German share law have been reduced by costs of raising equity (€ 40.1 thousand net of tax) and increased by the fair value of the stock option program (€ 345.2 thousand). See the statement of shareholders' equity for the movements in this balance.

Conditional capital/stock option program

The annual shareholders' meeting on December 29, 2003 resolved to grant up to 8,900 stock options to current and future members of the executive board and employees of the company which will enable them to acquire registered no-par-value shares of the company with restricted transferability at a pre-determined exercise price under certain conditions. Alternatively, the subscription rights may be settled in cash, although the company's executive board anticipates that such a cash settlement will not be made. Of the stock options issued, 25% vest two years, a further 25% vest three years and the remaining 50% vest four years after the grant date. Within these time periods, the company has the right to cancel the stock options effective immediately if an option holder terminates employment with the company or is terminated by the company.

For purposes of settling the subscription rights, the annual shareholders' meeting on August 23, 2004 resolved on a conditional increase of the company's subscribed capital by up to € 818.8 thousand (which corresponds to the issuance of up to 818,800 registered no-par-value shares with restricted transferability).

A total of 6,424 stock options were issued at various times during 2004, including 1,336 stock options granted to members of the executive board.

The option holders can exercise the subscription rights as soon as

1. at least two years have passed since the grant date (lock-up period),
2. the shares of Q-Cells AG are traded on a stock exchange,
3. the lock-up period agreed during an initial public offering of Q-Cells AG has expired,
4. the share price has exceeded the exercise price set at the date of granting by at least 33% on each of the last five consecutive trading days,
5. the vesting period has expired.

Due to the capital increase in the ratio of 91 new shares to one old share, the number of shares which can be purchased based on one stock option has increased by the same ratio, while the exercise price has decreased accordingly.

The following analysis shows the changes in the number of stock options and exercise prices during 2004:

Stock option program	**2004 (After capital increase from reserves)**		**2004 (Before capital increase from reserves)**	
	Weighted average exercise price in €	**Number of options**	**Weighted average exercise price in €**	**Number of options**
Options outstanding at the beginning of the reporting period	0.00	0	0.00	0
Options granted during the reporting period	8.20	6,424*	753.89	6,424
Options forfeited during the reporting period	8.15	89*	750.00	89
Options outstanding at the end of the reporting period	8.20	6,335*	753.95	6,335
Options exercisable at the end of the reporting period	0.00	0	0.00	0

*The number of shares that can be purchased using one stock option has increased in the ratio of 91 new shares for one old share (capital increase from reserves), while the exercise price has decreased accordingly.

Stock options are recognized at fair value in accordance with IFRS 2. The fair value is determined at the date the options are granted and amortized over the vesting period. The fair value is calculated on the basis of the Black-Scholes option pricing model. The stock options were granted at four different dates, resulting in four different fair values for the stock options issued. The exercise price is set when each option is granted.

The **factors used to calculate the fair value** are the following:

1. During 2004, 6,424 options were issued (consisting of 6,374 options with an exercise price of € 750.00 and 50 options with an exercise price of € 1,250.00) on four different dates.
2. Expected volatility was determined based on comparable historic values of the PPVX Index (Photon-Photovoltaik-Stock Index), extrapolated to the date the options were granted. Average volatility is expected to be 33.31%.
3. Due to the three vesting periods, the options have a life of up to 4 years.
4. The company expects 10% of the stock options to remain unexercised due to staff turnover and the return of options for other reasons.
5. The following assumptions were made in calculating the weighted average grant date-fair values of subscription rights issued in 2004 using the Black-Scholes option pricing model:

	2004
Risk-free investment interest rate	4.0%
Expected volatility	33.31%
Expected average remaining term	2.5 years
Market price	€ 750.00

The weighted average fair value of the stock options based on the four tranches and the graded vesting period is € 222.37 per stock option and was calculated as follows:

Stock option program	2004	
	(After capital increase from reserves)	(Before capital increase from reserves)
Options issued	6,374	
Number of shares covered by subscription rights	586,408	6,374
Exercise price in €	8.15	750.00
Range of option fair values in €	170.00 – 270.00	170.00 – 270.00
Options issued	50	
Number of shares covered by subscription rights	4,600	50
Exercise price in €	13.59	1,250.00
Range of option fair values in €	61.00 – 128.00	61.00 – 128.00

The total amount charged to personnel expense for stock options in 2004, with a corresponding increase to shareholders' equity (capital reserves), is € 345.2 thousand.

Appropriation of earnings for 2004

The executive board and supervisory board have proposed to retain the entire net income for 2004 (determined based on German commercial law accounting principles) as well as the entire opening retained earnings.

3.9 Investment grants and subsidies

Investment grants and subsidies consist of deferred amounts for both investment grants in connection with the community task project "Improvement of the regional economic structure" and investment subsidies.

	01/01/2004 € '000	Additions € '000	Amortization € '000	12/31/2004 € '000
Investment subsidies	6,182.7	6,451.3	1,119.9	11,514.1
Investment grants	5,679.6	4,048.3	1,167.2	8,560.7
	11,862.3	**10,499.6**	**2,287.1**	**20,074.8**

Investment grants and subsidies are subject to follow-up audits except for investment grants related to the capital expenditure project production line 1. The company has not identified any risks to date that could result in a potential repayment.

The rights to receive investment grants and subsidies (agreed maximum amounts € 9.3 million and € 6.6 million, respectively) for 2004 and 2005 have been completely transferred to the lending banks as security for the related interim financing of capital expenditures on line 4.

Non-current liabilities

3.10 Profit participation rights capital

The annual shareholders' meeting on November 24, 2004 resolved to issue a profit participation right.

PREPS 2004-2 Ltd. paid € 15,000.0 thousand less transaction costs of € 600.0 thousand to Q-Cells AG for this right on December 10, 2004. The capital matures in November 2011.

The return on the profit participation right consists of a fixed component and an income-based component. The fixed component (guaranteed income) amounts to 7.5% p.a. The income-based component (profit participation) has been agreed as follows:

a) a total of 7.5% p.a. for adjusted net income of up to € 45,000.0 thousand,
b) a total of 8.5% p.a. for adjusted net income of between € 45,000.0 thousand and € 55,000.0 thousand,
c) a total of 9.5% p.a. for adjusted net income of over € 55,000.0 thousand.

The profit-sharing is reduced by the guaranteed amount.

The profit participation right is subordinated to all other existing and future claims of other creditors.

3.11 Silent partners' interests

	12/31/2004 € '000	12/31/2003 € '000
IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH	3,092.0	3,092.0
Mittelständische Beteiligungsgesellschaft Sachsen-Anhalt mbH	1,000.0	1,000.0
	4,092.0	**4,092.0**

IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH, Magdeburg (IBG), entered into a partial profit transfer agreement (agreement to set up a silent partnership) dated August 9, 2000. The silent partnership is scheduled to end on August 6, 2010.

The partner receives a return on his investment which is not based on net income and amounts to 8.0% p.a. In addition, the investor is entitled to 50% of net income, up to a maximum of 5.0% of the paid-up contribution.

Mittelständische Beteiligungsgesellschaft Sachsen-Anhalt mbH, Magdeburg (MBG) entered into a partial profit transfer agreement (agreement to set up a silent partnership) dated June 17, 2002. The silent partnership is scheduled to end on December 30, 2012.

The partner receives an annual fixed return of 7.5% p.a. on the paid-up contribution. In addition to the fixed return, a guarantee commission in the amount of 1.0% of the applicable amount guaranteed is payable directly to Bürgschaftsbank Sachsen-Anhalt GmbH. The partner is also entitled to 50% p.a. of net income, up to a maximum of 1.75% p.a. of the paid-up contribution.

3.12 Non-current financial liabilities

In connection with capital expenditures on the capacity expansion, non-current financial liabilities have increased to € 7,875.1 thousand in comparison to the prior year (€ 4,809.5 thousand).

The liabilities are stated at amortized cost.

Non-current financing liabilities	**12/31/2004 € '000**	**12/31/2003 € '000**	**Principal repayments**	**Due date**
Capital investment loan Deutsche Kreditbank AG	796.2	1,065.7	monthly	6/30/2011
Capital investment loan Deutsche Kreditbank AG	692.4	948.0	quarterly	3/30/2011
Capital investment loan Norddeutsche Landesbank	3,406.3	4,570.5	quarterly	9/30/2007
Capital investment loan Deutsche Kreditbank AG	3,367.4	0.0	monthly	8/30/2008
Capital investment loan IKB Deutsche Industriebank AG	5,706.8	0.0	quarterly	3/15/2009
Less current portion	-6,094.0	-1,774.7		
	7,875.1	**4,809.5**		

Financial liabilities entered into on a long-term basis consist of one variable interest capital investment loan (EURIBOR + margin), two variable interest loans (beginning at 5.6% p.a.; interest capped at 7.0% p.a.) and two loans with fixed interest rates of between 4.8% and 5.0% p.a.

Recognized financial liabilities are secured by the following:

- land charges of € 2,198.6 thousand, € 6,000.0 thousand, € 20,000.0 thousand and € 3,750.0 thousand on both operating facilities,
- collateral assignments of machinery and equipment of the individual lines,
- assignment of all receivables,
- collateral assignment of raw materials, consumables and supplies and finished goods and purchased merchandise
- transfer of future investment grants and subsidies for the various capital expenditure projects (see note 3.9).

The capital investment loan from Norddeutsche Landesbank is secured by a state guarantee.

3.13 Other non-current liabilities

Other non-current liabilities consist of non-current finance lease liabilities of € 4,775.9 thousand at December 31, 2004 (December 31, 2003: € 81.5 thousand) (see note 3.2).

3.14 Deferred taxes

Details of changes in this balance sheet item are provided together with the details on tax expense in note 4.8.

Current liabilities

3.15 Current financial liabilities

Current financial liabilities amount to € 6,094.0 thousand at the balance sheet date (December 31, 2003: € 10,093.1 thousand). They are due within one year and consist of current account overdrafts and the portion of long-term loans that is due within one year.

3.16 Trade accounts payable

The company had trade accounts payable of € 8,648.9 thousand at the balance sheet date (December 31, 2003: € 7,456.0 thousand). They are due within one year.

Accounts payable denominated in foreign currencies are translated at the exchange rate in effect on the transaction date and are subsequently valued at the year-end exchange rate. Foreign currency payables amounted to € 212.4 thousand at the balance sheet date.

3.17 Taxes payable

Taxes payable consist of provisions for corporation and trade taxes of € 5,702.8 thousand and other operating taxes of € 65.3 thousand (December 31, 2003: € 75.0 thousand).

3.18 Other provisions

	Balance at 01/01/2004 € '000	Utilization € '000	Release € '000	Increase € '000	Balance at 12/31/2004 € '000
Personnel-related provisions	902.9	758.9	144.0	1,905.0	1,905.0
Product-related provisions	223.5	223.5	0.0	1,452.1	1,452.1
Other provisions	310.1	278.6	31.5	433.8	433.8
	1,436.5	**1,261.0**	**175.5**	**3,790.9**	**3,790.9**

Personnel-related provisions primarily consist of bonuses of € 1,177.1 thousand.
Product-related provisions mainly include warranty provisions of € 1,242.7 thousand.

3.19 Other current liabilities

Other current liabilities amount to € 2,025.7 thousand at the balance sheet date (December 31, 2003: € 1,871.8 thousand), consisting mainly of current finance lease liabilities of € 1,085.9 thousand as well as liabilities for social security contributions and employment taxes and other short-term liabilities for the current year.

4. NOTES TO INDIVIDUAL INCOME STATEMENT ITEMS

4.1 Revenues

Revenues have increased by 163.7% to € 128,697.0 thousand compared to 2003 (€ 48,752.3 thousand).

Revenues segmented by region are shown in note 6.1 of these notes which provides disclosures on segment reporting.

Product	Cell type	Revenues 2004 € '000	Revenues 2003 € '000	Change € '000
Polycrystalline	Q5 (125x125 mm)	1,656.9	7,030.0	-5,373.1
	Q6 (150x150 mm)	56,392.2	41,460.2	14,932.0
	Q6L (156x156 mm)	53,759.1	0.0	53,759.1
	Q8 (210x210 mm)	62.3	0.0	62.3
Monocrystalline	Q6 (150x150 mm)	9,816.7	262.1	9,554.6
	Q6L (156x156 mm)	7,009.8	0.0	7,009.8
		128,697.0	**48,752.3**	**79,944.7**

Trading revenues (€ 1,678.1 thousand; 2003: € 2,775.5 thousand) and other revenues and deductions (€ 802.3 thousand; 2003: € -503.0 thousand) were allocated to each product and cell type. The prior year amounts were adjusted accordingly to ensure comparability.

At € 56,392.2 thousand (2003: € 41,460.2 thousand), cells in the 150x150 mm format (Q6) generated the largest amount of revenues. The newly introduced 156x156 mm (Q6L) cells were accepted very well by the market, achieving revenues of € 53,759.1 thousand (2003: € 0.0 thousand) in their first year. Monocrystalline cells are characterized by their higher efficiency. Production of Q5 cells ended in 2003 as scheduled. Revenues merely include the sales of the remaining inventories in early 2004.

4.2 Other operating income

Other operating income for 2004 consists of the following:

	2004 € '000	2003 € '000
Amortization of deferred investment grant	1,167.2	683.2
Amortization of deferred investment subsidy	1,119.9	471.2
Personnel expense grants	311.9	247.9
Foreign exchange gains	306.6	88.0
Release of provisions	175.5	4.5
Income relating to prior years	173.0	27.9
Other income	86.4	3.1
	3,340.5	**1,525.8**

4.3 Cost of materials

Cost of materials amounted to € 86,189.7 thousand (2003: € 37,959.4 thousand) and consists almost exclusively of wafer purchases. The ratio of cost of materials to revenues and change in inventories is 67.6% at December 31, 2004 (December 31, 2003: 70.9%).

4.4 Personnel expense

With the continued high growth of our production, we have created a large number of new jobs. The number of employees has again more than doubled during the past year. Q-Cells AG employs a total of 484 staff at the end of 2004 (end of 2003: 207). The number of apprentices was 18 at the end of 2004 (end of 2003: 9).

4.5 Amortization, depreciation and impairment losses

See notes 3.1 and 3.2 for an analysis of amortization, depreciation and impairment losses.

4.6 Other operating expenses

Other operating expenses consist of the following:

	2004 € '000	2003 € '000
Repairs and maintenance	1,953.0	835.8
Warranty expenses	1,592.4	575.8
Administration	1,085.2	505.2
Distribution	512.3	369.2
Freight	570.2	261.8
Foreign exchange differences	275.8	49.2
Miscellaneous other operating expenses	2,003.6	788.2
	7,992.5	**3,385.2**

4.7 Net finance costs

Net finance costs consist of the following:

	2004 € '000	2003 € '000
Interest and similar income	**152.7**	**183.9**
Interest and similar expenses		
Non-current liabilities	593.2	234.7
Current liabilities	289.6	418.3
Expenses similar to interest	396.0	319.1
Profits transferred under partial profit transfer agreements	**172.1**	**172.1**
	-1,298.2	**-960.3**

The expenses similar to interest are for profit-related remuneration, mainly for the silent partners' interests and, from December 2004, for the profit participation rights capital.

Expenses arising from partial profit transfers relate to the silent partners' variable profit share for 2004 (see note 3.11).

4.8 Income taxes

Income taxes consist of the following:

	2004 € '000	2003 € '000
Current taxes		
Corporation tax	3,977.8	0.0
Trade tax	1,649.9	75.0
Deferred taxes	**296.5**	**1,215.1**
	5,924.2	**1,290.1**

Current income tax expense of Q-Cells AG is calculated using tax rates in effect or announced at the balance sheet date. The calculation of deferred taxes is based on a corporation tax rate of 25.0% (2003: 25.0%), plus a solidarity surcharge of 5.5% on corporation taxes payable as well as an effective trade tax rate of 6.7% in 2004 (decrease in municipal rate; 2003: 9.9%). Taking into account the solidarity surcharge and trade tax, the tax rate used to calculate deferred taxes is 33.07% (2003: 36.30%; expected tax rate 33.07%).

The following deferred taxes were recognized, gross and net, on individual balance sheet line items and tax losses carried forward:

Deferred taxes	12/31/2004		12/31/2003	
	Assets € '000	Liabilities € '000	Assets € '000	Liabilities € '000
Recognition and valuation differences				
Intangible assets and property, plant and equipment		9,125.1		1,986.4
Non-current assets	1,723.0			
Current assets		232.3		95.9
Profit participation rights capital		592.9		
Investment grants and subsidies	320.5		391.4	
Non-current liabilities	4,775.9			
Current liabilities	1,087.7	407.2		251.6
Losses carried forward			388.8	
	7,907.1	**10,357.5**	**780.2**	**2,333.9**
Deferred tax assets/liabilities	**2,614.9**	**3,425.2**	**258.0**	**771.8**
Net deferred taxes		**810.3**		**513.8**

The following analyzes the significant differences between expected and actual tax expense for the current and prior year:

Reconciliation of income tax expense	2004 € '000	2003 € '000
Income before income taxes	**18,306.0**	**4,295.4**
Expected tax expense at 33.07% (2003: 36.30%)	6,053.8	1,559.2
Changes in expected tax expense		
Tax effect of tax-free income	–260.3	–170.8
Tax effect of non-deductible operating expenses	87.0	0.0
Effects of changes in tax rates	16.6	0.0
Tax effects of tax audit relating to prior years (change in tax balance sheet)	64.9	0.0
Other tax effects	–37.8	–98.3
Actual tax expense	**5,924.2**	**1,290.1**

No deferred tax assets were recognized on tax losses carried forward, since the tax loss carryforwards existing at December 31, 2003 were completely utilized during 2004. Current tax expense was reduced by € 128.7 thousand in 2004 as a result of the utilization of the tax loss carryforwards.

4.9 Earnings per share

Earnings per share were calculated in accordance with IAS 33.

The annual shareholders' meeting on August 23, 2004 resolved to increase capital from reserves in the amount of € 9,976.1 thousand by converting to subscribed capital € 8,491.6 thousand of capital reserves and € 1,484.5 thousand of other revenue reserves which had been appropriated from retained earnings for 2003. Consequently, subscribed capital increased to € 10,085.7 thousand. The capital increase was carried out by issuing 9,976,057 new registered no-par-value shares without nominal value to the company's shareholders in the ratio of 91 new shares to one old share. In accordance with IAS 33.64 (2003: 33.43), the capital increase was reflected in the calculation of earnings per share for 2004 and the prior year in order to improve comparability.

Earnings per share	**2004**	**2003 (after capital increase)**
Net income in € thousand	12,381.8	3,005.3
Weighted average number of shares	9,481,366	7,944,206
Basic earnings per share in €	**1.31**	**0.38**

Thus, there were no dilutive effects to be taken into account. Employee stock options were not yet included in the calculation, since they are contingent on certain conditions being met (see note 3.8).

5. NOTES TO THE STATEMENT OF CASH FLOWS

Liquid funds consist of cash and cash equivalents as presented in the balance sheet.

Cash provided by operating activities has quadrupled to € 6,357.3 thousand.

The company was able to finance capital expenditures required for the extensive expansion of production capacity (cash used in investing activities of € 29,249.2 thousand) with cash from financing activities of € 24,014.2 thousand and cash from operating activities of € 6,357.3 thousand.

Changes in balance sheet items used to prepare the statement of cash flows cannot be derived directly from the balance sheet since effects of non-cash transactions have been eliminated.

6. OTHER DISCLOSURES

6.1 Segment reporting

The primary reporting format of Q-Cells AG is segmented by geographical categories. Income, expenses and other disclosures have been attributed to segments based on the location of assets. Since all assets are located in Germany, all other disclosures are attributed to the Germany segment as well. Further segmentation is thus not necessary.

External revenues can be segmented by customer location as follows:

	2004 € '000	**2003 € '000**
Germany	95,550.4	33,909.8
Other EU countries	18,676.8	13,551.7
Rest of the world	14,469.8	1,290.8
	128,697.0	**48,752.3**

A secondary reporting format is not applicable as Q-Cells AG operates exclusively in the production and distribution of photovoltaic cells.

6.2 Financial instruments

The objectives of financial risk management are to minimize credit risk related to trade accounts receivable and to secure financing with appropriate maturities for the continued expansion of the company's operations and liquidity in connection with operating activities. These objectives are being pursued using appropriate management systems.

During 2004, Q-Cells AG did not utilize any derivative financial instruments. Instead, it used only primary financial instruments such as trade accounts receivable and payable, financing receivables and financing liabilities.

Financial instruments not measured at fair value include primarily cash and cash equivalents, trade accounts receivable, other current assets, other non-current assets, trade accounts payable and other liabilities and long-term loans.

The carrying values of cash and cash equivalents as well as current account overdrafts are extremely close to their fair values due to the short maturities involved.

The carrying value of receivables and liabilities involving normal trade credit conditions, which is based on historical cost, also closely approximates fair value.

6.3 Contingent liabilities and other financial commitments

There were no contingent liabilities at the balance sheet date.

In December 2004, an agreement was entered into regarding a further financing round for CSG Solar AG, Thalheim, in which Q-Cells AG committed to paying an additional € 5.5 million in connection with a capital increase at CSG Solar AG in 2005.

Purchase commitments

In order to secure supply, Q-Cells AG has reinforced its wafer procurement department and now also focuses intensively on the up-stream links in the value-added chain.

The company has commitments to suppliers for purchases of wafers and silicon for 2005 through 2010 totaling € 997,735.3 thousand, including € 130,735.3 thousand for 2005.

The purchasing commitments to suppliers resulting from these measures lead to price and volume risks. We endeavor to mitigate these risks by matching commitments from purchase contracts with those from sales contracts.

Open purchase orders

The company had open purchase orders for property, plant and equipment of € 27.3 million at December 31, 2004.

Operating leases

The company leases several vehicles under operating leases at the balance sheet date. The lease agreements have a lease term of 36 months and do not contain any definitive renewal or purchase options. Monthly lease payments are expensed on a straight-line basis.

Lease expense for operating leases amounted to € 34.2 thousand in 2004 (2003: € 4.3 thousand).

Warranties

As manufacturer and seller of photovoltaic cells, Q-Cells AG gives a warranty on its products and is exposed to warranty risks. We guarantee that our cells achieve at least 90% of nominal performance for 10 years. There have been no significant claims to date.

6.4 Legal matters

An entrepreneur has asserted claims of € 1.0 million against the company pursuant to a contract allegedly entered into regarding broken cells. The company considers these claims to be entirely unfounded, the company is also not aware of any legal action having been taken to date.

Risks arising from other legal disputes in connection with ordinary operations have been appropriately provided for in accordance with IAS 37.

6.5 Financial risks

Liquidity risk

We use appropriate financial planning tools to manage the future liquidity situation. Based on our current plan, there are no apparent liquidity shortages. We have unused current account overdraft limits of € 14.4 million available to us at December 31, 2004.

Currency risk

At Q-Cells, currency risk arises primarily because some purchases are made in US dollars while sales are not made in US dollars to the same extent. We manage this risk by constantly monitoring exchange rates and by taking measures to hedge foreign exchange rates where necessary.

Interest rate risk

Photovoltaic systems are usually mainly financed by debt. The present comparatively low level of interest rates and resulting low cost of debt have had a positive effect on the profitability of photovoltaic systems. An increase in interest rates would reduce the profitability of photovoltaic systems due to higher borrowing costs and hence would negatively affect the demand for photovoltaic cells. We do not expect a significant increase in interest rates in the short- and medium-term.

Bank loans and overdrafts total € 13,969.1 thousand (December 31, 2003: € 14,902.6 thousand). These financing liabilities primarily consist of long-term loans. There is no interim financing and current account overdrafts are in credit balance at the balance sheet date.

Current financial liabilities include mainly the current principal portion of long-term loans for 2005.

Financial liabilities entered into on a long-term basis consist of two variable interest capital investment loans (EURIBOR + margin), two variable interest loans (beginning at 5.6% p.a.; interest capped at 7.0% p.a.) and two loans with fixed interest rates of 4.8% and 5.0% p.a.

Credit risk
It may also be necessary to make advance payments to suppliers to secure deliveries, and this could lead to credit losses.

Timely and effective financial controls in combination with a customer assessment system reduce the probability of bad debts.

Risks related to the receipt of investment grants and subsidies
The company receives investment grants and subsidies in connection with the creation and expansion of capacity. Assessments issued regarding the approval of investment grants total approximately € 21.0 million, of which € 10.1 million were received by December 31, 2004. Payment of the funds is conditional on the institutions providing the grants (EU, federal government, state of Saxony-Anhalt) having the funds available and on the funds having been provided for in their budgets (federal government, state of Saxony-Anhalt). As a result of this condition, there is a risk that the remaining amount may be delayed or not paid out at all.

In addition, these grants and subsidies are generally contingent on the company meeting certain restrictions and conditions, to some extent over several years into the future. If these conditions and requirements were not met, Q-Cells AG might have to repay, either completely or in part, the grants received, which would adversely impact the economic situation of the company.

6.6 Related party disclosures

Transactions with related parties
Parties related to Q-Cells are: The members of the executive and supervisory boards, including their family members, as well as companies over which Q-Cells AG, members of the executive and supervisory boards and their close family members and companies can exercise significant influence.

The following transactions with related parties took place during the year.

6.6.1 Remuneration of members of the supervisory and executive boards

See note 6.7.

6.6.2 Transactions with investees

See note 3.3 for disclosures regarding investees.

Topas 107. VV GmbH (name changed to EverQ GmbH on February 11, 2005)

The managing directors of this company were Mr. C. Anton Milner, CEO of Q-Cells AG, and Dr. Hartmut Schüning, CFO of Q-Cells AG. Mr. Thomas Schmidt, COO of Q-Cells AG, had signing authority. EverQ did not begin operations until 2005. No remuneration was paid.

The company had receivables from TOPAS 107.VV GmbH of € 18.9 thousand related to cost recharges at December 31, 2004. There were no accounts payable outstanding.

CSG Solar AG

Q-Cells AG holds a 21.19% interest in CSG Solar AG, Thalheim. Three members of the executive board of Q-Cells AG own shares in the company: Mr. C. Anton Milner, CEO (2.75%), Mr. Reiner Lemoine, CTO (1.06%) and Mr. Thomas Schmidt, COO (0.21%).

Further interests in CSG Solar AG are held by: Renewable Energy Corporation AS, Hovik, Norway ("REC") (21.19%), IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH, Magdeburg ("IBG") (4.24%) and Dr. van Aubel, Van Aubel Rechtsanwälte (2.97%), chairman of the supervisory board of Q-Cells AG.

The company had receivables from CSG Solar AG of € 2.1 thousand related to rent recharged at December 31, 2004. There were no accounts payable outstanding.

6.6.3 Transactions with suppliers, customers and consultants

REC Group

Marcel Brenninkmeijer, member of the supervisory board of Q-Cells AG, is president and delegate of the supervisory board of Good Energies AG, Basle, Switzerland, and managing director of Good Energies Investments B.V., Amsterdam, Netherlands ("GEI"). Good Energies AG is GEI's investment adviser. Mr. Brenninkmeijer holds an indirect minority interest in GEI.

GEI in turn holds an interest in Q-Cells AG. At the same time, GEI holds a significant interest in Renewable Energy Corporation, Norway ("REC"). Mr. Brenninkmeijer is member of the supervisory board of REC.

Q-Cells AG has customer and supplier relationships with REC and its subsidiaries ScanModule AB, Glava, Sweden ("ScanModule"), ScanCell AS, Narvik, Norway ("ScanCell") and ScanWafer ASA, Hovik, Norway ("ScanWafer").

Customer relationships
ScanModule is a customer of Q-Cells AG. The transactions with this company consist exclusively of the sale of solar cells. Sales during the year totaled € 3,626.0 thousand (2003: € 435.3 thousand).

Additional sales were made to ScanCell (sales volume during the year: € 382.3 thousand; 2003: € 232.0 thousand) and ScanWafer (sales volume during the year: € 102.0 thousand; 2003: € 737.1 thousand) and during the prior year to REC (€ 170.0 thousand), as well.

Receivables from ScanModule of € 3,187.7 thousand at December 31, 2004 arose primarily from the commission business (December 31, 2003: € 0.0 thousand). Receivables from ScanWafer at December 31, 2004 amounted to € 40.0 thousand (December 31, 2003: € 0.0 thousand).

Supplier relationships
ScanWafer is the largest supplier of Q-Cells AG. There are long-term wafer supply agreements that had a volume of € 28,644.6 thousand in 2004 (2003: € 12,972.8 thousand).

Accounts payable to ScanWafer amounted to € 2.8 thousand (December 31, 2003: € 2,449.4 thousand) at December 31, 2004.

ScanModule also sold goods and services to Q-Cells AG during 2003 (volume of purchases during 2003: € 433.2 thousand; accounts payable as at December 31, 2003: € 119.5 thousand).

As part of the business relationships with REC Group, the cell producer ScanCell sold its entire production of photovoltaic cells to Q-Cells AG in 2003 and early 2004. The cells received were subjected to certain quality tests and sorted by efficiency and quality criteria. The photovoltaic cells were sold to customers of Q-Cells AG under the Q-Cells logo. When REC expanded the module producer ScanModule more extensively over the course of the year 2004, the parties subsequently agreed on delivery of a portion of the cells to ScanModule.

Q-Cells AG acted as distributor in 2003 and until early 2004 on the basis of verbal agreements and other documentation because it was bearing price, holding, and distribution risks (Q-Cells trading revenues 2004: € 1.4 million; 2003: € 2.8 million). The volume of purchases in 2004 was € 296.1 thousand (2003: € 2,280.5 thousand).

Due to this change in business arrangements in early 2004, Q-Cells AG marketed the cells on behalf of ScanCell as commission agent starting in February 2004. The amount marketed was € 16.0 million. Due to the economic substance of the commission transactions, revenue recognized consists of the commissions received from ScanCell of € 270.1 thousand. Accounts payable arising from these transactions were € 1,874.2 thousand at December 31, 2004 (December 31, 2003: € 738.7 thousand from trading).

Consulting services

Q-Cells AG and REC entered into a verbal agreement in 2004 regarding distribution and marketing support services provided by Q-Cells AG in Norway. Consulting services of € 70.4 thousand were rendered during the year.

Immo Ströher

Immo Ströher, member of the supervisory board of Q-Cells AG, holds an interest in Solon AG für Solartechnik, Berlin ("Solon AG") and is chairman of its supervisory board. Mr. Ströher holds significant interests in Mithril GmbH Darmstadt ("Mithril"). Mithril in turn holds an interest in Q-Cells AG. At the same time, Mithril holds significant investments in Solon AG, Berlin with its subsidiaries Solon Photovoltaik GmbH, Berlin ("Solon PV") and Solon Nord GmbH, Greifswald ("Solon Nord").

In addition, Immo Ströher, via ImmoSolar GmbH, Darmstadt (since April 2004: Ströher Solar GmbH; "ImmoSolar"), holds indirect interests in Q-Cells AG, EnTech GmbH, Kufstein, Austria ("EnTech") and ASS Automotive Solarsystems GmbH, Erfurt ("ASS"). Mr. Ströher also is a minority shareholder of Energy Valley AG, Meggen, Switzerland ("Energy Valley"), and holds an indirect interest in Q-Cells AG via Imladris GmbH, Darmstadt ("Imladris").

Persons related to Mr. Ströher also hold interests in Q-Cells AG.

Solon AG and its subsidiaries Solon PV and Solon Nord as well as EnTech and ASS are customers and suppliers of Q-Cells AG.

The sales volume with these companies amounted to € 36,052.8 thousand in 2004 (2003: € 10,447.1 thousand); the volume of purchases was € 242.6 thousand in 2004 (2003: € 2,653.9 thousand). At December 31, 2004, receivables were € 6,018.1 thousand (December 31, 2003: receivables € 3,140.9 thousand and payables € 148.2 thousand).

Energy Valley introduced Q-Cells AG to its largest silicon supply contract in 2004, with a total volume of some € 35 million. The supply contract's term runs to the end of 2008, contains other fixed conditions and secures the supply of raw materials for the further expansion of Q-Cells AG. Negotiations are in progress for sales contracts corresponding with this procurement contract for delivery of photovoltaic cells or modules to Energy Valley Inc. or a subsidiary of Energy Valley (Solar Square AG).

During 2004, Mithril granted an interim financing loan of € 500.0 thousand bearing interest at 6.25% p.a. based on verbal agreements. The full amount of the loan was set off against a receivable for contributions to capital reserves outstanding at December 31, 2003 on April 1, 2004. The interim financing loan provided by Imladris in the prior year of € 1,300.0 thousand (interest rate of 6.5% p.a.) had been repaid in full during 2003. Of the interest receivable in the prior year from EnTech and ImmoSolar of € 161.9 thousand, € 115.0 thousand was paid in 2004 and € 46.9 thousand was written off as a result of a settlement.

Services provided by a company owned by an individual related to a member of the executive board

Q-Cells AG receives services from a company owned by an individual related to a member of the executive board. During 2004, the company's expenditures were € 1,059.6 thousand (2003: € 412.8 thousand). € 5.2 thousand (December 31, 2003: € 32.6 thousand) payable by the company as a result of this business relationship were outstanding at December 31, 2004. The executive board member concerned did not participate in contract negotiations and the terms of the contract are equivalent to those that prevail in arm's length transactions.

Legal advice from law firm Bezzenberger

Dr. Thomas van Aubel is chairman of the supervisory board. Dr. Thomas van Aubel and persons related to him are shareholders of Q-Cells AG via TVVG GmbH, Berlin, capitalnetworks.de GmbH, Berlin and Pluto 2001 GmbH, Berlin. As partner of the law firm Bezzenberger, and since January 1, 2005 as partner of the law firm van Aubel Rechtsanwälte, he provides advice to Q-Cells AG on legal issues.

Q-Cells AG had no outstanding liabilities due to the law firm at December 31, 2004 (2003: € 32.1 thousand). Professional fees in 2004: € 120.2 thousand (2003: € 62.0 thousand).

6.6.4 Other

IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH, Magdeburg (IBG) is a shareholder of Q-Cells AG. The managing director of IBG, Dr. Dinnies-Johannes von der Osten, is also a member of the supervisory board of Q-Cells AG.

IBG has entered into a partial profit transfer agreement (agreement to set up a silent partnership) with Q-Cells AG. See note 3.11 of these notes for further details.

The total expense for 2004 under the partial profit transfer agreement was € 402.0 thousand (2003: € 402.0 thousand).

Guarantees/suretyships given by members of the governing bodies in favor of the company

The members of the executive board of Q-Cells AG, Mr. C. Anton Milner and Mr. Reiner Lemoine, also hold shares in Q-Cells AG. Mr. Lemoine is shareholder and member of the supervisory board of Solon AG.

The members of the executive board C. Anton Milner and Reiner Lemoine have given directly enforceable maximum amount suretyships totaling € 550.0 thousand each in favor of Q-Cells AG to three lending banks.

In addition, C. Anton Milner and Reiner Lemoine have given guarantees to MBG regarding the repayment of silent partnership contributions and other payments, and Reiner Lemoine together with two other founders has given such guarantees to IBG (see note 3.11).

Capital increases

Good Energies AG, Basle has acquired shares representing an additional 9.6% (2003: 10.4%) in connection with two capital increases from authorized capital.

At 15.8%, APAX Europe V-A L.P., Channel Islands has acquired an interest in Q-Cells AG for the first time.

6.7 Remuneration of governing bodies

During 2004, the members of the executive board received remuneration of € 964.2 thousand, consisting of fixed components of € 364.3 thousand, variable components of € 537.2 thousand and € 62.7 thousand for 1,336 stock options.

Remuneration of the supervisory board for 2004 amounted to € 81.0 thousand.

6.8 Members of the governing bodies

During the financial year, the executive board consisted of:

- C. Anton Milner, chairman of the executive board, CEO
- Reiner Lemoine, CTO
- Thomas Schmidt, COO since April 1, 2004
- Hartmut Schüning, CFO since October 1, 2004

The members of the supervisory board during 2004 were:

- Dr. Thomas van Aubel (chairman of the supervisory board), attorney at law (Van Aubel Rechtsanwälte)
- Dr. Dinnies-Johannes von der Osten (vice chairman of the supervisory board), managing director of IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH
- Marcel Brenninkmeijer, president and delegate of the supervisory board of Good Energies AG, a managing director of Good Energies Investments B.V.
- Dr. Christian Reitberger (since March 2004), partner APAX Partners Beteiligungsberatung GmbH
- Immo Ströher, entrepreneur and investor in the renewable energies industry

6.9 Approval for issue

The executive board of Q-Cells AG has approved these IFRS financial statements on August 11, 2005 for issue to the supervisory board and the shareholders.

Thalheim, August 11, 2005
Q-Cells AG

The executive board of Q-Cells AG

C. ANTON MILNER	**REINER LEMOINE**	**THOMAS SCHMIDT**	**DR. RER. POL. HARTMUT SCHÜNING**
CEO	CTO	COO	CFO

BALANCE SHEET Q-CELLS AG IN ACCORDANCE WITH HGB
as at December 31, 2004

ASSETS	Note	12/31/2004 € '000	12/31/2003 € '000
A. FIXED ASSETS	2.1		
I. Intangible assets			
Industrial and similar rights and assets and licenses in such rights and assets		247.0	93.3
		247.0	**93.3**
II. Property, plant and equipment			
Land and buildings		7,835.4	5,623.7
Technical equipment and machinery		28,757.1	15,445.7
Other equipment, plant and office equipment		1,628.5	1,015.2
On-account payments and assets under construction		19,298.5	3,145.7
		57,519.5	**25,230.3**
III. Financial assets	3.1		
Investments		1,030.4	5.5
		58,796.9	**25,329.1**
B. CURRENT ASSETS	2.2		
I. Inventories			
Raw materials, consumables and supplies		5,800.6	4,347.5
Finished goods and merchandise		5,916.0	8,156.0
On-account payments		2,912.9	151.5
		14,629.5	**12,655.0**
II. Receivables and other current assets	3.2		
Trade accounts receivable		17,208.0	5,827.5
Amounts due from companies with which an investment relationship exists		21.0	0.0
Other current assets		10,709.3	1,880.3
		27,938.3	**7,707.8**
III. Cash-in-hand and bank balances		**2,527.2**	**1,404.9**
		45,095.0	**21,767.7**
C. PREPAID EXPENSES	2.3, 3.3	**1,765.5**	**107.6**
TOTAL ASSETS		**105,657.4**	**47,204.4**

SHAREHOLDERS' EQUITY AND LIABILITIES	Note	12/31/2004 € '000	12/31/2003 € '000
A. SHAREHOLDERS' EQUITY	3.4		
I. Subscribed capital Conditional capital € 818.8 thousand (12/31/2003: € 0.0 thousand)		10,085.7	89.7
II. Capital reserves		12,107.8	8,502.6
III. Retained earnings (12/31/2003: accumulated deficit)		1,672.6	–923.5
IV. Net income for the year		11,919.0	4,080.6
		35,785.1	**11,749.4**
B. DEFERRED INVESTMENT GRANTS AND SUBSIDIES FOR FIXED ASSETS	3.9	**17,240.4**	**5,288.2**
C. PROVISIONS AND ACCRUED LIABILITIES	2.4		
Tax provisions		5,768.0	75.0
Other provisions and accrued liabilities		4,026.9	1,688.0
		9,794.9	**1,763.0**
D. LIABILITIES	2.5, 3.11		
Profit participation rights capital		15,000.0	0.0
Silent partners' interests		4,092.0	4,092.0
Bank loans and overdrafts		14,140.5	14,902.6
Trade accounts payable		8,664.7	7,537.3
Other liabilities of which taxes: € 228.8 thousand (12/31/2003: € 58.7 thousand) of which social security: € 337.0 thousand (12/31/2003: € 146.1 thousand)		935.1	1,871.9
		42,832.3	**28,403.8**
E. DEFERRED INCOME		**4.7**	**0.0**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**105,657.4**	**47,204.4**

INCOME STATEMENT Q-CELLS AG IN ACCORDANCE WITH HGB
for the period January 1 through December 31, 2004

	2004 € '000	2003 € '000
1. Revenues	128,697.0	48,752.3
2. Decrease (2003 increase) in finished goods inventories	-1,186.3	4,792.8
3. Other work performed by the company and capitalized	153.3	24.1
4. Other operating income	2,921.3	2,883.7
5. Cost of materials		
a) Cost of raw materials, consumables and supplies and of purchased merchandise	85,179.4	37,709.6
b) Cost of purchased services	1,010.3	249.8
6. Personnel expenses		
a) Wages and salaries	10,046.0	4,518.5
b) Social security and pension costs of which pensions € 116.5 thousand (2003 € 16.5 thousand)	1,890.0	867.8
7. Amortization and depreciation on intangible assets and on property, plant and equipment	4,804.1	4,311.6
8. Other operating expenses	8,806.9	3,680.8
9. Income from other securities and financial asset loans	0.0	2.3
10. Other interest and similar income	152.7	183.9
11. Interest and similar expenses	1,256.1	972.0
12. Income from ordinary activities	**17,745.2**	**4,329.0**
13. Taxes on income	5,627.7	75.0
14. Other taxes	26.4	1.3
15. Profits distributed under partial profit transfer agreements	172.1	172.1
16. Net income for the year	**11,919.0**	**4,080.6**

FIXED ASSET MOVEMENTS SCHEDULE IN ACCORDANCE WITH HGB
for the period January 1 through December 31, 2004

	Acquisition and manufacturing costs € '000	Net book value 01/01/2004 € '000	Additions € '000	Disposals € '000	Reclass-ifications € '000	Accumulated depreciation and amortization € '000	Depreciation and amortization € '000	Disposals € '000	Net book value 12/31/2004 € '000
I. Intangible assets									
Industrial and similar rights and assets and licenses in such rights and assets	647.5	93.3	206.2	0.0	21.4	628.1	74.0	0.0	247.0
II. Property, plant and equipment									
Land and buildings	5,844.3	5,623.7	615.0	0.0	1,814.4	438.3	217.6	0.0	7,835.4
Technical equipment and machinery	21,390.3	15,445.7	2,289.5	8.6	15,154.6	10,068.7	4,125.8	1.7	28,757.1
Other equipment, plant and office equipment	1,303.6	1,015.2	877.5	35.5	151.5	668.6	386.7	6.5	1,628.5
On-account payments and assets under construction	3,145.7	3,145.7	33,746.1	451.4	−17,141.9	0.0	0.0	0.0	19,298.5
Total II.	**31,683.9**	**25,230.3**	**37,528.1**	**495.5**	**−21.4**	**11,175.6**	**4,730.1**	**8.2**	**57,519.5**
Total of I. + II.	**32,331.4**	**25,323.6**	**37,734.2**	**495.5**	**0.0**	**11,803.7**	**4,804.1**	**8.2**	**57,766.5**
III. Financial assets									
Investments	5.5	5.5	1,027.4	2.5	0.0	0.0	0.0	0.0	1,030.4
Total of I. + II. + III.	**32,336.9**	**25,329.1**	**38,761.6**	**498.0**	**0.0**	**11,803.7**	**4,804.1**	**8.2**	**58,796.9**

NOTES TO THE HGB FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR 2004

1. GENERAL EXPLANATIONS

The financial statements of Q-Cells AG for the year ended December 31, 2004 have beenprepared in accordance with the provisions of the German Commercial Code (HGB) and the Stock Corporations Act (AktG). The type of expense format was selected for presenting the income statement.

2. ACCOUNTING AND VALUATION METHODS

2.1 Fixed assets and deferred investment grants and subsidies

The intangible assets and property, plant and equipment recognized are measured at their acquisition or manufacturing costs, less depreciation, amortization and write-downs (prior year) where appropriate.

Manufacturing costs include direct material and production costs as well as appropriate portions of necessary material and production overheads.

Capital expenditure on technical equipment and machinery purchased prior to December 31, 2003 is depreciated at 20.0% of book value using the reducing balance method. Capital expenditure on technical equipment and machinery purchased after January 1, 2004 (line 3) was depreciated like the other fixed assets using the straight-line method. Furthermore, on January 1, 2004 there was a change to the straight-line method with a shift factor (80 months) for technical equipment and machinery used on line 2. The change was with regard to alignment with international accounting standards and had a positive effect on results of € 160.0 thousand.

Minor-value items with acquisition costs of up to and including € 410.00 are depreciated in full in their year of acquisition.

Investment grants and, from 2004 for the first time, also investment subsidies for fixed assets are recorded as deferred investment grants in the balance sheet.

In prior years, investment subsidies were taken to income. This amendment was also made for alignment to international accounting standards and reduced the result by € 2,536.7 thousand.

The deferred investment grants and subsidies are released over the useful lives of the related assets.

Financial assets are valued at acquisition cost. Write-downs to lower fair value were not necessary.

2.2 Current assets

Raw materials, consumables and supplies are recognized at acquisition cost, under consideration of the lower of cost or market principle.

Finished goods are valued at manufacturing cost. Manufacturing cost includes direct material and production costs as well as appropriate portions of necessary material and production overheads and depreciation of fixed assets. Obsolescence risks are covered by write-offs.

Merchandise is valued at acquisition cost observing the lower of cost or market principle.

On-account payments are stated at acquisition cost.

Receivables and other current assets are recorded at nominal value, whereby recognizable specific risks were accounted for using appropriate allowances. General credit risk, administration fees and interest are accounted for by way of a general allowance amounting to 1.0% on the unpaid trade accounts receivable balances net of value added tax at the balance sheet date.

The investment subsidy was capitalized for the first time in 2004 as a receivable in the year it arose. The basis is the subsidy application which was submitted to the tax authorities before the balance sheet was prepared. The receivable is recognized (without income effect) at the expected amount.

Receivables in foreign currency are valued at the rate applicable on the date of the transaction (middle rate). Where the balance sheet date rate results in a lower valuation this is applied to the receivable.

Liquid funds are measured at their nominal value.

2.3 Prepaid expenses

Prepaid expenses consist of payments made before the balance sheet date for expenses related to a certain period beyond this date.

2.4 Provisions and accrued liabilities

Provisions and accrued liabilities are measured such that they account for recognizable commitments and risks.

2.5 Liabilities

Liabilities are disclosed at their repayment values.

Liabilities in foreign currency are valued at the transaction date rate or balance sheet date rate.

Liabilities from profit participation rights capital are disclosed in a separate item due to their nature (subordinate priority, term of seven years) to improve transparency of the net assets and financial position as at December 31, 2004.

Liabilities from contributions by silent partners, which are recorded in the commercial register as partial profit transfer agreements and were included in the item other liabilities in the prior year at an amount of € 4,092.0 thousand, were disclosed for the first time in a separate item under liabilities due to their nature (subordinate priority, term ten years) to improve transparency of the net assets and financial position as at December 31, 2004. The prior year amounts have been adjusted in accordance with § 265 (2) HGB (German Commercial Code).

3. NOTES TO THE BALANCE SHEET

The development of fixed assets is presented in the fixed asset movements schedule as an appendix to these notes.

3.1 Financial assets

At the balance sheet date the following shares were held in companies with which there is an investment relationship:

	Subscribed capital € '000	Share of company capital %	Equity € '000	Result for the financial year 2004 € '000
Topas 107. VV GmbH, Berlin (change of name on 02/11/2005 to EverQ GmbH)	25.0	100.00	6.1	−18.9
CSG Solar AG, Thalheim	118.0	21.19	958.8	−1,798.4

Topas 107 VV GmbH, Berlin was renamed EverQ GmbH at the beginning of 2005 in connection with the foundation of a joint venture with Evergreen Solar, Inc. In accordance with the joint venture agreement Q-Cells has held 24.9%, Evergreen Solar, Inc. 75.1% in EverQ GmbH since the beginning of 2005. The shares are, therefore, disclosed under the item investments as at December 31, 2004.

Furthermore, at the balance sheet date an investment interest was held in Chemie-Park-Institut GmbH, Bitterfeld, with a share of 6.1% in shareholders' capital, which serves the operations of Q-Cells AG through the creation of a permanent link to this company.

3.2 Receivables and other current assets

Receivables and other current assets are all due within one year.

Other current assets mainly result from investment contracts with one investor (€ 2,609.2 thousand was paid up in January 2005 in accordance with the contracts) as well as receivables from investment grants (€ 715.0 thousand) and receivables from investment subsidies of € 6,463.0 thousand for undertaking the capital expenditures carried out and paid for in 2004.

Receivables from companies with whom there is an investment relationship relate to other receivables amounting to € 21.0 thousand.

3.3 Prepaid expenses

Prepaid expenses amounting to € 1,765.5 thousand, mainly includes a special leasing payment of € 1,462.7 thousand due at the balance sheet date.

3.4 Shareholders' equity

Subscribed capital at the balance sheet date amounts to € 10,085.7 thousand and is divided into 10,085,684 registered shares with restricted transferability.

The executive board was empowered by resolution of the annual shareholders' meeting on August 25, 2000, on approval by the supervisory board, to increase once or several times the subscribed capital of the company by up to € 37.5 thousand (authorized capital) by July 31, 2005 by issuing new, registered no-par value shares with restricted transferability in return for non-cash or cash contributions. The executive board is empowered, on approval by the supervisory board, to decide on exclusion of shareholders' subscription rights and to determine further details of each capital increase.

By partially using the authorized capital, by resolution dated January 16, 2004, the executive board increased the subscribed capital by € 1.9 thousand from € 89.7 thousand to € 91.6 thousand at an issue price of € 1.00 per share. Payments of € 998.4 thousand were made into the capital reserves. The new shares are entitled to profits from January 1, 2004. Shareholders' subscription rights were excluded. The capital increase was entered in the commercial register on February 26, 2004.

By partially using the authorized capital, by resolution dated February 17, 2004, the executive board increased the subscribed capital by € 5.3 thousand from € 91.6 thousand to € 96.9 thousand at an issue price of € 1.00 per share. Payments of € 3,994.4 thousand were made into the capital reserves. The new shares are entitled to profits from January 1, 2004. Shareholders' subscription rights were excluded. The capital increase was entered in the commercial register on March 16, 2004.

Finally, by partially using the authorized capital, by resolution dated May 24, 2004, the executive board increased the subscribed capital by € 12.7 thousand from € 96.9 thousand to € 109.6 thousand at an issue price of € 1.00 per share. Payments into the capital reserve amounting to € 7,104.0 were agreed and of these € 4,494.8 were paid in by the year end. The new shares are entitled to profits from January 1, 2004. Shareholders' subscription rights were excluded. The capital increase was entered in the commercial register on August 5, 2004.

At the annual shareholders' meeting dated August 23, 2004, the existing authorized capital was cancelled and new authorized capital resolved as follows: The executive board is empowered, on approval by the supervisory board, to increase once or several times the subscribed capital of the company by up to € 5,042.8 thousand by July 31, 2009 by issuing new, registered no-par value shares with restricted transferability in return for non-cash or cash contributions. The executive board is empowered, on approval by the supervisory board, to decide on exclusion of shareholders' subscription rights and to determine further details of each capital increase. The capital increase was filed in the commercial register on September 8, 2004. Authorized capital amounts to € 5,042.8 thousand at December 31, 2004.

3.5 Appropriation of prior year results/capital increase from reserves

Furthermore, the annual shareholders' meeting on August 23, 2004 resolved to transfer an amount of € 1,484.5 thousand to other revenue reserves from the retained earnings for the financial year 2003 of € 3,157.1 thousand and to carry forward the remaining profit of € 1,672.6 thousand.

Additionally, the annual shareholders' meeting on August 23, 2004 resolved a capital increase from reserves of € 9,976.1 thousand into subscribed capital through the conversion of part of the amount, € 8,491.6 thousand, from capital reserves as well as through the conversion of the € 1,484.5 thousand, which had been appropriated from profit for the financial year 2003 to other revenue reserves. Consequently, subscribed capital increased to € 10,085.7 thousand. The capital increase was carried out by issuing 9,976,057 new, registered no-par value shares without nominal value to the shareholders of the company in the ratio of 91 new shares to one old share. The new shares are entitled to profits from the beginning of the financial year 2004. The capital increase was entered in the commercial register on September 8, 2004.

3.6 Conditional capital/stock option program

By resolution of the annual shareholders' meeting on August 23, 2004, a conditional capital increase of subscribed capital of up to € 818.8 thousand was carried out by issuing up to 818,800 registered no-par value shares with restricted transferability. The conditional capital increase serves to redeem subscription rights, the issue of which was resolved at the annual shareholders' meeting on December 29, 2003 (resolution for the issue of up to 8,900 subscription rights). Due to the resolution by the annual shareholders' meeting on August 23, 2004, the conditional capital now amounts to € 818.8 thousand. Up to December 31, 2004, 6,424 (of which 89 were cancelled in 2004) employee options had been issued. Due to the capital increase from shareholders' funds in 2004 in the ratio of 91 new shares to one old share, the number of shares which can be purchased based on an option has also increased by the same ratio.

3.7 Capital reserves (see sections 3.4 and 3.5)

Capital reserves developed as follows (in € '000) during the period under review.

	€ '000
Balance at 01/01/2004	**8,502.6**
Transfers in	12,096.8
Transfers out	8,491.6
Balance at 12/31/2004	**12,107.8**

3.8 Retained earnings

The retained earnings comprise the following:

	12/31/2004 € '000	12/31/2003 € '000
Net income for the year	11,919.0	4,080.6
Retained earnings (accumulated deficit) from prior year	1,672.6	-923.5
Retained earnings	**13,591.6**	**3,157.1**

In the annual shareholders' meeting on August 23, 2004, with regard to the appropriation of the retained earnings for the financial year 2003, it was resolved that € 1,484.5 thousand of the retained earnings as at December 31, 2003 of € 3,157.1 thousand would be transferred to revenue reserves (converted to subscribed capital as part of the capital increase from reserves in 2004) and € 1,672.6 thousand would be carried forward.

3.9 Deferred investment grants and subsidies for fixed assets

In accordance with the community task project "Improvement of the regional economic structure", 24.67% (equivalent to € 2,781.3 thousand) of capital expenditure on buildings and fungible property, plant and equipment, amounting to € 11,274 thousand in total, was subsidized based on the grant assessment (Assessment I) dated July 5, 2000.

Based on the grant assessment (Assessment II) dated March 12, 2002 and the last amendment assessment dated June 13, 2003, 24.82% (equivalent to € 4,382.8 thousand) of capital expenditure on buildings and property, plant and equipment, amounting to € 17,659.0 thousand in total, was subsidized.

As a measurement basis for the grant assessment (Assessment III) dated Oktober 8, 2003 and the amendment assessment dated August 26, 2004, total capital expenditure on buildings and property, plant and equipment for production line III is planned at € 12,500.0 thousand. The subsidy authorized amounts to € 3,168.6 thousand and thus represents a subsidy rate of 25.35%.

Furthermore, based on the grant assessment (Assessment IV) dated November 2, 2004, capital expenditure on buildings and property, plant and equipment for production line IV amounting to € 10,786.6 thousand from a total of € 49,800 thousand is being subsidized. This represents a subsidy rate of 21.66%.

The following table shows the development of deferred investment grants:

	Assessment I € '000	Assessment II € '000	Assessment III € '000	Assessment IV € '000	Total € '000
Balance at 01/01/2004	**1,580.0**	**3,707.8**	**0.4**	**0.0**	**5,288.2**
Additions 2004	116.4	76.1	3,143.2	713.7	**4,049.4**
Release in 2004	222.1	675.6	199.2	0.0	**1,096.9**
Balance at 12/31/2004	**1,474.3**	**3,108.3**	**2,944.4**	**713.7**	**8,240.7**

On June 30, 2004 the assessment for € 3,324.2 thousand was received for the investment subsidy for the calendar year 2003. The subsidy rate of 12.5% relates to a calculation basis of € 2,924.1 thousand. Furthermore, 25.0% of total investments of € 11,834.6 thousand were subsidized.

The investment grants, except for the investment project for production line 1, and the investment subsidies are subject to subsequent audit, whereby the company has not identified any risks of repayment until now.

The investment subsidy for 2004 was recorded at the amount expected.

The following table shows the development of deferred investment subsidies:

	Subsidy 2003 € '000	Subsidy 2004 € '000	Total € '000
Balance at 01/01/2004	**0.0**	**0.0**	**0.0**
Additions 2004	3,324.2	6,463.0	**9,787.2**
Release in 2004	787.5	0.0	**787.5**
Balance at 12/31/2004	**2,536.7**	**6,463.0**	**8,999.7**

The reduced result from the first-time disclosure of deferred investment subsidies in the balance sheet amounts to € 2,536.7 thousand.

3.10 Provisions and accrued liabilities

Other provisions and accrued liabilities were set up for the following obligations:

	12/31/2004 € '000	12/31/2003 € '000	Change € '000
Personnel-related provisions	1,905.0	902.9	1,002.1
Product / production-related provisions	1,452.1	223.5	1,228.6
Other provisions	669.8	561.6	108.2
	4,026.9	**1,688.0**	**2,338.9**

Provisions in the personnel area mainly relate to bonuses amounting to € 1,177.1 thousand. Provisions for the production area primarily relate to warranty provisions amounting to € 1,242.7 thousand.

3.11 Liabilities

The composition of liabilities according to their payment terms can be seen from the following summary (the prior year figures are in brackets):

	Total amount € '000	up to 1 year € '000	1 to 5 years € '000	> 5 years € '000
Profit participation rights capital	15,000.0	0.0	0.0	15,000.0
	(0.0)	(0.0)	(0.0)	(0.0)
Silent partners' interests	4,092.0	0.0	0.0	4,092.0
	(4,092.0)	(0.0)	(0.0)	(4,092.0)
Bank loans and overdrafts	14,140.5	6,139.6	8,000.9	0.0
	(14,902.6)	(10,081.0)	(4,821.6)	(0.0)
Trade payables	8,664.7	8,137.7	527.0	0.0
	(7,537.3)	(7,456.0)	(81.3)	(0.0)
Other liabilities	935.1	935.1	0.0	0.0
	(1,871.9)	(1,871.9)	(0.0)	(0.0)
	42,832.3	**15,212.4**	**8,527.9**	**19,092.0**
	(28,403.8)	**(19,408.9)**	**(4,902.9)**	**(4,092.0)**

Profit participation rights capital

The annual shareholders' meeting resolved on November 24, 2004 to issue a profit participation right with a nominal value of € 15,000 thousand to PREPS 2004-2 Limited Partnership. The profit participation right was paid in, less transaction costs of € 600.0 thousand, on December 10, 2004. The lower priority profit participation right has a term of seven years and a fixed and profit-related interest component.

Silent partners' interests

Amounts payable for contributions by silent partners, which were disclosed under other liabilities last year, were disclosed for the first time as a separate item under liabilities based on their nature (subordinate priority, term ten years). The prior year amounts have been adjusted in accordance with § 265 (2) HGB (German Commercial Code).

Bank loans and overdrafts

At the time of the annual financial statements the following credit lines and bank loans and overdrafts existed (excluding interest payable):

- a current account credit limit of € 14,400.0 thousand (€ 0.0 thousand utilized),
- two investment loans for line 1 for € 2,198.6 thousand in total over a term of five years, remaining debt € 1,488.6 thousand,
- one investment loan for Line 2 for € 5,000 thousand in total over a term of five years, remaining debt € 3,436.8 thousand.
- an investment loan for line 3 for a total of € 3,750.0 thousand (€ 3,367.3 thousand utilized) with a term of five years and
- a syndicate loan for line 4 for a total of € 18,000.0 thousand (€ 5,821.3 thousand utilized) with a term of five years and,
- a syndicate loan 2 for line 4 for a total of € 10,000.0 thousand (€ 0.0 thousand utilized) for pre-financing investment grants and subsidies with a term of two years.

The loans are secured by land charges on both operating facilities amounting to € 2,198.6 thousand, € 6,000.0 thousand, € 20,000.0 thousand and € 3,750.0 thousand, collateral assignment of machinery and equipment for lines 1, 2, 3 and 4, collateral assignment of receivables with the letters A-Z, and collateral assignment of raw materials and supplies, finished goods and merchandise.

The claims for payment of investment grants and subsidies (agreed maximum amount of € 9.3 million or € 6.6 million) for 2004 and 2005 have been fully assigned to the lending banks as security for the pre-financing of investments in line 4.

4. NOTES TO THE INCOME STATEMENT

Revenues comprise the following:

Product	Type of cell	Revenues 2004 € '000	Revenues 2003 € '000	Change € '000
Polycrystalline	Q5 (125x125 mm)	1,656.9	7,030.0	-5,373.1
	Q6 (150x150 mm)	56,392.2	41,460.2	14,932.0
	Q6L (156x156 mm)	53,759.1	0.0	53,759.1
	Q8 (210x210 mm)	62.3	0.0	62.3
Monocrystalline	Q6M (150x150 mm)	9,816.7	262.1	9,554.6
	Q6ML (156x156 mm)	7,009.8	0.0	7,009.8
		128,697.0	**48,752.3**	**79,944.7**

The individual products and cell types were allocated to revenues from trading (€ 1,678.1 thousand, 2003 € 2,775.5 thousand) and other revenues and income deductions (€ 802.3 thousand, 2003 € -503.0 thousand), the prior year amounts were adjusted accordingly to enable better comparability.

Revenues were generated in Germany (74.2%) and abroad (25.8%, of which EU 14.6%, other regions 11.2%).

Other operating income consists of the following:

	2004 € '000	2003 € '000
Release of deferred investment grants	1,096.9	953.9
Release of deferred investment subsidies	787.5	0.0
Personnel expense grants	311.9	247.9
Income from exchange differences	290.8	88.0
Release of provisions and accrued liabilities	175.5	4.5
Income from prior years	173.0	27.9
Investment subsidies	0.0	1,558.5
Miscellaneous operating income	85.7	3.0
	2,921.3	**2,883.7**

Other operating income from the release of deferred investment grants and subsidies is matched by depreciation of the related fixed asset items.

The following table shows the structure of other operating expenses:

	2004 € '000	2003 € '000
Repairs and maintenance	1,914.4	1,087.4
Warranty expense	1,592.4	575.9
Administration costs	1,196.1	505.2
Selling expenses	621.3	369.2
Freight costs	570.2	261.9
Exchange losses	275.8	49.2
Miscellaneous operating expenses	2,636.7	832.0
	8,806.9	**3,680.8**

The following table shows the breakdown of the net interest expense:

	2004 € '000	2003 € '000
Interest and similar income	**152.7**	**183.9**
Interest and similar expenses		
Long-term liabilities	570.4	234.7
Short-term liabilities	289.6	418.3
Expenses similar to interest	396.1	319.1
	–1,103.4	**–788.2**

5 OTHER DISCLOSURES

5.1 Other financial commitments

The order volume for fixed asset items as at December 31, 2004 amounted to € 27,326.5 thousand.

Purchase obligations to suppliers for wafers and silicon for 2005 through 2010 amount to € 997,735.3 thousand, of which € 130,735.3 thousand relates to 2005.

Leasing commitments for line 2a for 2005 through 2009 amount to € 6.5 million, of which € 1.3 million relates to 2005.

At the balance sheet date there were several leasing contracts for automobiles which were concluded for terms of 36 months.

In December 2004 an agreement was concluded for a further financing round of CSG Solar AG, Thalheim, in which Q-Cells AG committed to paying a further € 5.5 million as part of the capital increase in CSG Solar AG in 2005.

5.2 Contingent liabilities

There are no contingencies at the balance sheet date.

An entrepreneur has made a claim against the company amounting to € 1.0 million from a supposed contract for cell breakage. From the company's point of view all claims are unfounded. According to the company's knowledge, no legal steps have been taken until now.

Based on reasonable commercial judgment, adequate provision has been made for risks from further legal disputes as part of ordinary operating activities.

5.3 Personnel

Excluding the executive board, the average number of employees during the year amounted to 335 (2003: 149), of which 235 are in production and 100 in the commercial area.

5.4 Executive board

Executive board members appointed in 2004 were:

- C. Anton Milner (Chairman, CEO), Engineering graduate (Chem. Eng.)/MBA
- Reiner Lemoine (CTO), Engineering graduate (aerospace)
- Thomas Schmidt (COO), news technician (since April 1, 2004)
- Dr. Hartmut Schüning (CFO), Business Studies graduate, Dr. rer. pol. (since October 1, 2004)

The executive board members received remuneration for 2004 amounting to € 964.2 thousand, of which € 364.3 thousand is fixed, € 537.2 thousand is variable and € 62.7 thousand is for 1,336 share options granted in 2004.

5.5 Supervisory board

Supervisory board members appointed for the financial year 2004 were:

- Dr. Thomas van Aubel (chairman), attorney at law
- Dr. Dinnies-Johannes von der Osten (supervisory board vice chairman), general manager IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH
- Marcel Brenninkmeijer, administration president and delegate of the administration board of Good Energies AG, member of the general management of Good Energies Investment B.V.
- Dr. Christian Reitberger (since March 2004), partner APAX Partners Beteiligungsberatung GmbH
- Immo Ströher, businessman and investor in the renewable energies sector

The supervisory board members received remuneration of € 81.0 thousand for 2004.

5.6 Proposal for appropriation of results

In accordance with the executive board and supervisory board proposal for appropriating income, the commercial code net income for the year 2004 together with the retained earnings brought forward from the previous year should be fully retained.

Thalheim, July 6, 2005
Q-Cells AG, Thalheim

The executive board of Q-Cells AG

ANTON MILNER	**REINER LEMOINE**	**THOMAS SCHMIDT**	**DR. RER. POL. HARTMUT SCHÜNING**
CEO	CTO	COO	CFO

AUDITOR'S REPORT TO THE FINANCIAL STATEMENTS (IFRS)

To Q-Cells AG, Thalheim:
We have audited the annual financial statements, comprising the balance sheet, the income statement and the statements of changes in shareholders' equity and cash flows as well as the notes, together with the bookkeeping system of Q-Cells AG, Thalheim, for the business year from January 1 to December 31, 2004. The maintenance of the books and records and the preparation of the annual financial statements in accordance with International Financial Reporting Standards (IFRS) are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, based on our audit.

We conducted our audit of the annual financial statements in accordance with § 317 HGB ("Handelsgesetzbuch": "German Commercial Code") and the German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the annual financial statements are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records and in the annual financial statements are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion the annual financial statements give a true and fair view of the net assets, financial position and results of operations of the Company as well as the cash flows for the business year in accordance with International Financial Reporting Standards.

Leipzig, August 22, 2005
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Liebers — Wirtschaftsprüfer

Nötzel — Wirtschaftsprüferin

AUDITOR'S REPORT TO THE FINANCIAL STATEMENTS (HGB)

We have audited the annual financial statements, together with the bookkeeping system and the management report of Q-Cells AG, Thalheim for the business year from January 1 to December 31, 2004. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with § 317 HGB ("Handelsgesetzbuch": "German Commercial Code") and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with German principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion the annual financial statements give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with German principles of proper accounting. On the whole, the management report provides a suitable understanding of the Company's position and suitably presents the risks of future development.

Leipzig, August 15, 2005
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Liebers	Nötzel
Wirtschaftsprüfer	Wirtschaftsprüferin

CORPORATE GOVERNANCE

Q-Cells AG welcomes the German Corporate Governance Code, established in line with the recommendations of the Government Commission, and last updated in May of 2003. The Code creates transparency with respect to the general legal framework of corporate governance and controlling in Germany, while at the same time establishing generally accepted standards for good and responsible corporate management.

Good corporate governance has been of great importance to Q-Cells since its founding. Our success has always been built on the close cooperation of the Management and Supervisory Boards, our appreciation of shareholder interests, an open corporate communications culture, adherence to accepted accounting standards and external auditing of our financial statements, and the responsible management of risk.

For us, corporate governance is a continuous living process: future developments will be scrutinized closely, and sensible proposals and suggestions will be implemented quickly.

Transparency and the requirement to inform our shareholders and the public quickly, comprehensively, and simultaneously takes a high priority in our corporate communications. Accordingly, you will find our current Declaration of Compliance with the Code, as well as current developments and important corporate information, on our Web site (www.q-cells.de).

REPORT OF THE SUPERVISORY BOARD

During the reporting period, the Supervisory Board has regularly supervised the management. For the purposes of this supervision, the Management Board submitted verbal and written reports to the Supervisory Board about the condition of the Company and about the most important business events at regular intervals. The Supervisory Board deliberated on the reports of the Management Board in seven meetings and two telephone conference calls. Developments at the Company were also dealt with in consultation with the Management Board outside of the Supervisory Board meetings.

Of particular significance in the consultations during the reporting period were the following:

- strategic orientation and medium-term planning at the Company,
- customer and supplier relationships,
- investments in Good Energies Investments B.V. and APAX,
- liquidity forecasts through 2005,
- the search for a CFO,
- IPO preparations,
- the investment in CSG Solar AG.

The Audit Committee in 2005 discussed the 2004 annual financial statements with the auditors, the CFO, and employees of the Company in four meetings. These meetings dealt with the accounting treatment of certain individual balance sheet items and the presentation in the notes. The auditors responded conclusively to all questions raised by the Audit Committee with respect to the individual balance sheet items and the presentation in the 2004 annual financial statements.

The Supervisory Board appointed two new Management Board members during the reporting period, increasing that Board's membership to four. Effective April 1, 2004, Thomas Schmidt was appointed to the Management Board with the title of COO. He is responsible for the areas of production, supply-chain management, and quality assurance. Effective October 1, 2004, Dr. Hartmut Schüning was appointed to the Management Board with the title of CFO. He is responsible for finance, investor relations, human resources, IT, and legal affairs.

The annual financial statements and the management report for the 2004 financial year prepared by the Management Board, together with the accounting, were audited by KPMG Deutsche Treuhandgesellschaft, Leipzig. The annual financial statements were discussed in the presence of the auditor. The audit was assisted by the Audit Committee, which also issued a report to the full Supervisory Board. The auditor issued an unqualified certification for the annual financial statements.

For our part, we have examined the annual financial statements, the management report, and the Management Board's proposal for the appropriation of the balance sheet profit.

Based on our own examination, we support the conclusions reported by the auditor in its report on the annual financial statements.

The conclusive result of our examination produced no cause for objection by us. We accept the annual financial statements prepared by the Management Board; they are hereby declared officially approved.

Berlin, August 14, 2005

DR. THOMAS VAN AUBEL
Chairman of the Supervisory Board

PHOTOVOLTAICS GLOSSARY

AC converter
Photovoltaic modules produce direct current. An AC converter turns direct current into alternating current. This way, the electric power produced from solar energy can be used by electrical loads of end-users rated at 230 volts of alternating current, or added into the public electricity grid. Central converters are used in large photovoltaic installations and string converters are used in small photovoltaic installations.

Acid texturing
Process used in the manufacturing of photovoltaic cells that leads to an increase in the efficiency of cells by means of a chemical surface treatment.

Back-contact cell
With respect to these photovoltaic cells, a new process is used to attach a contact only to the back of the photovoltaic cell, thus reducing theshade effect (decrease of the solar radiation absorbed by a photovoltaic cell).

Breakage rate
The percentage of wafers and cells fractured during processing and production.

CO_2
carbon dioxide.

CSG technology
A silicon-based photovoltaic thin-film technology in which a thin silicon film is deposited on special glass and processed further into photovoltaic modules ("Crystalline Silicon on Glass").

Diffusion furnace
Oven in which cell blanks receive a conductive surface layer by using phosphoric gas.

Doping
Changing the wafer surface from p-type to n-type by diffusing phosphorus particles into the wafer surface. As a result, the silicon wafer has two separate layers, i.e., a negatively charged and a positively charged layer.

EEG: Renewable Energies Act
German Act on Granting Priority to Renewable Energies (Erneuerbare Energien Gesetz).

Efficiency level
In energy conversion processes, efficiency level is defined as the ratio of useable energy released to energy or power used.

High efficiency cells
High efficiency cells are photovoltaic cells with above average levels of efficiency for special applications. They distinguish themselves from standardized photovoltaic cells as a result of their high efficiency and higher price and are used, for example, for applications in outer space.

Ingot
Blocks made from raw silicon that are used to produce silicon wafers.

Kilowatt (kW)
1,000 Watt. Unit of power used to measure the capacity of photovoltaic systems.

Kilowatt hour (kW/h)
Unit of energy. Electricity consumption is stated in kilowatt hours. 1 kW/h = 1,000 watts over a period of one hour.

Kilowatt peak (kWp)
Unit used to measure the standardized power output (rated output) of photovoltaic cells or photovoltaic modules. The output indicated on the module reflects the output produced under testing conditions that do not directly correspond to normal conditions. The testing conditions have the purpose to standardize and compare photovoltaic cells and photovoltaic modules. The electrical results of the modules under such testing conditions are included in data sheets. The testing conditions are at 25°C module-temperature and 1,000 W/m² solar radiation (STC conditions; STC stands for standard test conditions).

kW
Abbreviation of "kilowatt."

kW/h
Abbreviation of "kilowatt-hour."

kWp
Abbreviation of "kilowatt peak."

Low-light behavior
Performance of the photovoltaic cell when incident radiation is low, such as on an overcast day.

Megawatt (MW)
Unit of energy: 1 MW = 1,000 kW or 1,000,000 Watt.

Megawatt hour (MW/h)
Unit of energy. Electricity consumption is also stated in megawatt hours. 1 MWh = 1,000 kilowatts over a period of one hour.

Megawattpeak (MWp)
1 megawatt peak = 1,000 kilowatt peak.

Micrometer (µm)
More commonly known as "micron." One micron is equal to one thousandth of a millimeter.

Module
Connected photovoltaic cells. See also "Photovoltaic module".

MW
Abbreviation of "megawatt."

MW/h
Abbreviation of "megawatt hour."

MWp
Abbreviation of "megawatt peak."

Photovoltaics
Photovoltaics involves the conversion of radiation, primarily solar radiation, into electrical power, and has been used to supply energy since 1958 (initially to satellites). The name is a combination of the Greek word for light, or "photo", and "Volta", after Alessandro Volta, the pioneer of electricity.

Photovoltaic cells
Photovoltaic cells are a photovoltaic application that convert light (usually sunlight) into direct current by using the photovoltaic effect. The photons being emitted generate an electric voltage which, by connecting an electric loader to the solar, allow electricity to flow.

Photovoltaic module
Module used to obtain direct current from the sun. A photovoltaic or solar module is made up of several connected photovoltaic cells that are sandwiched between two glass or plastic panes in order to make them weatherproof. To achieve voltages that can be better used, photovoltaic cells are connected to each other in a photovoltaic module. Photovoltaic modules are usually mounted in a frame on a roof or on a mounting system.

Photovoltaic system
System (power plant) for generating electrical power from solar energy. The direct current generated by photovoltaic modules can be used to run motors or charge batteries, for example. If it is fed into the public supply grid or used for the operation of common electric loaders, an inverter is required to convert direct current into alternating current.

Primary energy consumption
Primary energy consumption, abbreviated PEC, indicates how much energy can be used in an economy to render all energy-related services such as production, heating, moving, electronic data processing, telecommunication or lighting. It is also the total amount of energy supplied to an economy. Sources of energy in use to date mainly include oil, gas, coal, brown coal, nuclear power, hydropower and wind energy.

Production throughput
Produced Wp cell output per production unit.

Renewable Energy
Renewable energy, or sometimes also called regenerative energy, refers to the supply of energy from sustainable sources that are either regenerated or – based on human standards – are inexhaustible. Renewable energy is primarily used in the form of solar energy, biomass, geothermics, hydropower and wind energy.

Silicon wafer
Silicon disc used to manufacture photovoltaic cells.

Solar cell
See "photovoltaic cell."

Solar energy system
See "photovoltaic system."

String ribbon technology
In this photovoltaic technology, wafers are directly produced from melted silicon by using wires.

W
Abbreviation of "watt."

Watt (W)
Unit of power with which the output of photovoltaic systems can be precisely measured.

Watt peak(Wp)
Unit used to measure the standardized power output (nominal output) of photovoltaic cells and photovoltaic modules. Module prices are generally indicated in €/Wp. 1,000 watt peak kilowatt peak.

Wp
Abbreviation of "watt peak."

FINANCIAL CALENDAR

2005

End of November:
Publication of interim report for Q3 2005

2006

February: Preliminary revenue figures for 2005

End of April:
Publication of the 2005 annual report;
press and analysts' conference

June: Annual shareholders' meeting in Berlin

CONTACT INFORMATION, PUBLISHER'S IMPRINT

Q-Cells AG
Guardianstraße 16
D-06766 Thalheim, Germany
www.q-cells.com

Concept and Design
HGB Hamburger Geschäftsberichte GmbH & Co. KG, Hamburg

Photos
Gettyimages, Andrej Glusgold, Paul Langrock, Jens Passoth, Jens Waldenmaier

Reproduction
Hirte Medien-Service GmbH & Co. KG, Hamburg

Printed and produced by
Tezzele Print und Produktion, Hamburg

Text
Gaulke Consult, Dr. Jürgen Gaulke, Hamburg



CONTACT Q-CELLS AG
Guardianstraße 16
06766 Thalheim
Germany

TEL +49 (0)3494 66 8-60
FAX +49 (0)3494 66 8-610

MAIL q-cells@q-cells.com
WEB www.q-cells.com